UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 1-13412

Hudson Technologies, Inc.

(Exact name of registrant as specified in its charter)

New York	**13-3641539**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

300 Tice Boulevard	
Suite 290	
Woodcliff Lake, New Jersey	**07677**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **(845) 735-6000**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common stock, $0.01 par value	HDSN	The NASDAQ Stock Market LLC (NASDAQ Capital Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of registrant's common stock held by non-affiliates at June 30, 2023 was approximately $417,114,994.

As of March 14, 2024, there were 45,510,925 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Registrant's Proxy Statement for its Annual Meeting of Stockholders to be held on June 12, 2024, are incorporated by reference in Part III of this Report. Except as expressly incorporated by reference, the Registrant's Proxy Statement shall not be deemed to be part of this Form 10-K.

Hudson Technologies, Inc.

Index

[This Page Intentionally Left Blank]

Part I

Item 1. **Business**

General

Hudson Technologies, Inc. ("Hudson" or the "Company"), incorporated under the laws of New York on January 11, 1991, is a refrigerant services company providing innovative solutions to recurring problems within the refrigeration industry. Hudson has proven, reliable programs that meet customer refrigerant needs by providing environmentally sustainable solutions from initial sale of refrigerant gas through recovery, reclamation and reuse, peak operating performance of equipment through energy efficiency and emergency air conditioning and refrigeration system repair, to final refrigerant disposal and carbon credit trading.

The Company's operations consist of one reportable segment. The Company's products and services are primarily used in commercial air conditioning, industrial processing and refrigeration systems, and include refrigerant and industrial gas sales, refrigerant management services consisting primarily of reclamation of refrigerants and RefrigerantSide® Services performed at a customer's site. RefrigerantSide® Services consists of system decontamination to remove moisture, oils and other contaminants intended to restore systems to designed capacity. As a component of the Company's products and services, the Company also participates in the generation of carbon offset projects. The Company operates principally through its wholly-owned subsidiary, Hudson Technologies Company. Unless the context requires otherwise, references to the "Company", "Hudson", "we", "us", "our", or similar pronouns refer to Hudson Technologies, Inc. and its subsidiaries.

The Company's executive offices are located at 300 Tice Boulevard, Suite 290, Woodcliff Lake, New Jersey and its telephone number is (845) 735-6000. The Company maintains a website at www.hudsontech.com, the contents of which are not incorporated into this filing.

Industry Background

The Company participates in an industry that is highly regulated, and changes in the regulations affecting our business could affect our operating results. Currently the Company purchases virgin and reclaimable hydrofluoro-olefin ("HFO") and hydrofluorocarbon ("HFC") refrigerants and reclaimable, primarily hydrochlorofluorocarbon ("HCFC") and chlorofluorocarbon ("CFC") refrigerants from suppliers and its customers. Effective January 1, 1996, the Clean Air Act, as amended (the "Act") prohibited the production of virgin CFC refrigerants and limited the production of virgin HCFC refrigerants. Effective January 2004, the Act further limited the production of virgin HCFC refrigerants and federal regulations were enacted which established production and consumption allowances for HCFC refrigerants and which imposed limitations on the importation of certain virgin HCFC refrigerants. Under the Act, production of certain virgin HCFC refrigerants was phased out on December 31, 2019 and production of all virgin HCFC refrigerants is scheduled to be phased out by 2030.

The Act, and the federal regulations enacted under authority of the Act, have mandated and/or promoted responsible use practices in the air conditioning and refrigeration industry, which are intended to minimize the release of refrigerants into the atmosphere and encourage the recovery and re-use of refrigerants. The Act prohibits the venting of CFC, HFC and HCFC refrigerants, and prohibits and/or phases down the production of CFC and HCFC refrigerants.

The Act also mandates the recovery of CFC and HCFC refrigerants and promotes and encourages re-use and reclamation of CFC and HCFC refrigerants. Under the Act, owners, operators and companies servicing cooling equipment utilizing CFC and HCFC refrigerants are responsible for the integrity of the systems regardless of the refrigerant being used. In November 2016, the EPA issued a final rule extending these requirements to HFCs and to certain other refrigerants that are approved by the EPA as alternatives for CFC and HCFC refrigerants (the "608 Rule").

HFC refrigerants are used as substitutes for CFC and HCFC refrigerants in certain applications. As a result of the increasing restrictions and limitations on the production and use of CFC and HCFC refrigerants, various sectors of the air conditioning and refrigeration industry have been replacing or modifying equipment

1

that utilize CFC and HCFC refrigerants and have been transitioning to equipment that utilize HFC or HFO refrigerants. Certain HFC refrigerants are highly weighted greenhouse gases that are believed to contribute to global warming and climate change and, as a result, are now subject to various state regulations relating to the sale, use and emissions of HFC refrigerants, as well as federal restrictions on the production and consumption of HFCs under the AIM Act (as set forth below). The Company expects that HFC refrigerants eventually will be replaced by HFOs or other types of products with lower global warming potentials.

In October 2016, more than 200 countries, including the United States, agreed to amend the Montreal Protocol to phase down production of HFCs by 85% by 2047. The amendment establishes timetables for all developed and developing countries to freeze and then reduce production and use of HFCs, with the first reductions by developed countries in 2019. The amendment became effective January 1, 2019 as more than 197 countries have ratified the amendment.

AIM Act

The United States Environmental Protection Agency ("EPA") issued several final rules establishing the framework to allocate allowances for virgin production and consumption of hydrofluorocarbon refrigerants ("HFCs") that currently provide allowances through 2028. The EPA is responsible for the administration of the HFC phase down enacted by Congress under the AIM Act.

The AIM Act directs the EPA to address the reduction in virgin HFCs and provides authority to do so in three respects:

1) phase down the production and consumption of listed HFCs,

2) manage these HFCs and their substitutes including reclamation of refrigerants, and

3) facilitate the transition to next-generation technologies.

Congress required that the EPA consider ways to promote reclamation in all phases of its implementation of the AIM Act. The AIM Act introduced a stepdown of 10% from baseline levels in 2022 and 2023, and establishes a cumulative 40% reduction in the baseline for 2024. Hudson received allocation allowances for calendar years 2022, 2023 and 2024 equal to approximately 3 million, 3 million and 1.9 million Metric Tons Exchange Value Equivalents, respectively, per year, or approximately 1% of the total HFC consumption. Reclamation will be critical to maintaining necessary HFC supply levels to ensure an orderly phasedown. Reclamation is not subject to the allowance system or restricted from use.

On October 6, 2023, the EPA announced the latest actions to phase down HFCs under the AIM Act:

1) Finalization of the Technology Transition Rule — The first new action is a final rule to accelerate the ongoing transition to more efficient and climate-safe technologies in new refrigeration, heating and cooling systems and other products by restricting the use of HFCs where alternatives are already available. The rule, which applies to both imported and domestically manufactured products, bans HFCs in certain equipment and sets a limit on the global warming potentials (GWPs) of the HFCs that can be used in each subsector, with compliance dates ranging from 2025 to 2028.

   In December 2023, the EPA announced an interim final rule on this matter, which provides an additional year, until January 1, 2026, for the installation of new residential and light commercial A/C and heat pump systems that use components manufactured or imported prior to January 1, 2025. Importantly, to qualify for the extended compliance deadline, all components of a system using the higher GWP HFC must be manufactured or imported prior to January 1, 2025.

2) Proposed Refrigerant Management Rule — The second action is a proposed rule to better manage and reuse existing HFCs, including by reducing wasteful leaks from equipment and supporting HFC recycling and reclamation. The proposed rule, which is expected to be finalized during the third quarter of 2024, includes requirements for repairing leaky equipment, use of automatic leak detection systems on large refrigeration systems, use of reclaimed HFCs for certain applications, recovery of HFCs from cylinders before their disposal, and a container tracking system.

Products and Services

Sustainability

From its inception, the Company has sold refrigerants, and has provided refrigerant reclamation and refrigerant management services that are designed to recover and reuse refrigerants, thereby protecting the environment from release of refrigerants to the atmosphere and the corresponding ozone depletion and global warming impact and supporting the circular economy. The reclamation process allows the refrigerant to be re-used thereby eliminating the need to destroy or manufacture additional refrigerant and eliminating the corresponding impact to the environment associated with the destruction and manufacturing. The Company believes it is the largest refrigerant reclaimer in the United States. In addition, the Company participates in the creation and monetization of verified emission reductions utilizing third party protocols.

The Company provides a complete offering of refrigerant management services, which primarily include reclamation of refrigerants, laboratory testing through the Company's laboratory, which has been certified by the Air Conditioning, Heating and Refrigeration Institute ("AHRI"), and banking (storage) services tailored to individual customer requirements. The Company also separates "crossed" (i.e. commingled) refrigerants and provides re-usable cylinder refurbishment and hydrostatic testing services.

The Company has also created alternative solutions to reactive and preventative maintenance procedures that are performed on commercial and industrial refrigeration systems. These services, known as RefrigerantSide® Services, reduce the system's energy consumption and improve the system's operating performance, and complement the Company's refrigerant sales and refrigerant reclamation and management services. These services also preserve system refrigerant charges, reducing the need for manufacture of additional refrigerant.

Refrigerant and Industrial Gas Sales

The Company sells reclaimed and virgin (new) refrigerants to a variety of customers in the air conditioning and refrigeration industry. The Company continues to sell reclaimed CFC and certain HCFC based refrigerants, which are no longer manufactured, and HFC's, which are being phased down as discussed above. The Company purchases virgin refrigerants, such as HFC's and HFO's, from several suppliers and resold by the Company. Additionally, the Company regularly purchases used or contaminated refrigerants, from many different sources, which refrigerants are then reclaimed using the Company's high speed proprietary reclamation equipment, its proprietary Zugibeast® system, and then are resold by the Company.

The Company also sells industrial gases to a variety of industry customers, predominantly to users in or involved with the US Military. In July 2016 the Company was awarded, as prime contractor, a five-year contract, together with a five-year renewal option which was exercised in July 2021, by the United States Defense Logistics Agency ("DLA") for the management, supply, and sale of refrigerants, compressed gases, cylinders and related services.

RefrigerantSide® Services

The Company provides decontamination and recovery services that are performed at a customer's site through the use of portable, high volume, high-speed proprietary equipment, including the proprietary Zugibeast® system. Certain of these RefrigerantSide® Services, which encompass system decontamination, and refrigerant recovery and reclamation, are also proprietary and are covered by process patents.

In addition to the decontamination and recovery services previously described, the Company also provides predictive and diagnostic services for its customers. The Company offers diagnostic services that are intended to predict potential problems in air conditioning, process cooling and refrigeration systems before they occur. The Company's Chiller Chemistry® offering integrates several fluid tests of an operating system and the corresponding laboratory results into an engineering report providing its customers with an understanding of the current condition of the fluids, the cause for any abnormal findings and the potential consequences if the abnormal findings are not remediated. Fluid Chemistry®, an abbreviated version of the Company's Chiller Chemistry® offering, is designed to quickly identify systems that require further examination.

The Company has also been awarded several US patents for its SmartEnergy OPS®, which is a system for measuring, modifying and improving the efficiency of energy systems, including air conditioning and refrigeration systems, in industrial and commercial applications. This service is a web-based real time continuous monitoring service applicable to a facility's chiller plant systems. The SmartEnergy OPS® offering enables customers to monitor and improve their chiller plant performance and proactively identify and correct system inefficiencies. SmartEnergy OPS® is able to identify specific inefficiencies in the operation of chiller plant systems and, when used with Hudson's RefrigerantSide ® Services, can increase the efficiency of the operating systems thereby reducing energy usage and costs. Improving the system efficiency reduces power consumption thereby directly reducing CO_2 emissions at the power plants or onsite. Lastly, the Company's ChillSmart® offering, which combines the system optimization with the Company's Chiller Chemistry® offering, provides a snapshot of a packaged chiller's operating efficiency and health. ChillSmart® provides a very effective predictive maintenance tool and helps our customers to identify the operating chillers that cause higher operating costs.

The Company's engineers who developed and support SmartEnergy OPS® are recognized as Energy Experts and Qualified Best Practices Specialists by the United States Department of Energy ("DOE") in the areas of Steam and Process Heating under the DOE "Best Practices" program, and are the Lead International Energy Experts for steam, chillers and refrigeration systems for the United Nations Industrial Development Organization ("UNIDO"). The Company's staff have trained more than 4,000 industrial plant personnel in the US and internationally and have developed, and are currently delivering, training curriculums in 12 different countries. The Company's staff have completed more than 200 industrial ESAs in the US and internationally.

Carbon Offset Projects

CFC refrigerants are ozone depleting substances and are also highly weighted greenhouse gases that contribute to global warming and climate change. The destruction of CFC refrigerants may be eligible for verified emission reductions that can be converted and monetized into carbon offset credits, which then can be traded in the emerging carbon offset markets. The Company is pursuing opportunities to acquire CFC refrigerants and is developing relationships within the emerging environmental markets in order to implement opportunities for the creation and monetization of verified emission reductions from the destruction of CFC refrigerants.

In October 2015, the American Carbon Registry ("ACR") established a methodology to provide, among other things, a quantification framework for the creation of carbon offset credits for the use of certified reclaimed HFC refrigerants. The Company is pursuing opportunities to acquire HFC refrigerants and is developing relationships within the emerging environmental markets in order to implement opportunities for the creation and monetization of verified emission reductions from the reclamation of HFC refrigerants.

Suppliers

The Company purchases refrigerants from a variety of manufacturers, wholesalers, distributors, bulk gas brokers and from other sources within the air conditioning, refrigeration and automotive aftermarket industries.

Customers

The Company provides its products and services to commercial, industrial and governmental customers, as well as to refrigerant wholesalers, distributors, contractors and to refrigeration equipment manufacturers. Agreements with larger customers generally provide for standardized pricing for specified services. The Company generates sales by customer purchase order on a real-time basis and therefore does not carry a backlog of sales.

For the year ended December 31, 2023, there was one customer accounting for greater than 10% of the Company's revenues and one customer accounted for over 10% of the outstanding accounts receivable at December 31, 2023. For the year ended December 31, 2022, there was no customer that accounted for 10% of the Company's revenues, but one customer accounted for over 10% of the outstanding accounts receivable at December 31, 2022. For the year ended December 31, 2021, one customer accounted for 10% of the Company's revenues and one customer accounted for over 10% of the outstanding accounts receivable at December 31, 2021.

Strategic Relationships

Hudson announced the following strategic relationships:

- In, January 2022, Hudson entered into an agreement with AprilAire, the leading provider of professional grade healthy air solutions for homes, to meet the requirements of the recently finalized California Air Resources Board (CARB) Regulation Order for Reclaimed Refrigerant Use for Manufacturers of AC Equipment. Hudson will supply reclaimed refrigerant to AprilAire for use in its range of healthy indoor air quality solutions.

- In, August 2022, Hudson entered into an agreement with Lennox International Inc., a global leader in energy-efficient climate-control solutions, to align their efforts to meet the CARB Regulation Order for Certified Reclaimed Refrigerant Use Requirements for Manufacturers of AC Equipment. Under the agreement, Hudson will be the exclusive supplier of certified reclaimed refrigerants to Lennox for the aftermarket support of their residential HVAC systems.

Marketing

Marketing programs are conducted through the efforts of the Company's executive officers, marketing personnel and Company sales personnel. Hudson employs various marketing methods, including digital marketing, segment targeted outreach, social media, trade and industry events, webinars, in-person solicitation, print advertising, response to quotation requests and the internet through the Company's website (www.hudsontech.com). Information on the Company's website is not part of this report.

The Company's sales personnel are compensated on a combination of a base salary and commission. The Company's executive officers devote significant time and effort to customer relationships.

Competition

The Company competes primarily on the basis of the performance of its proprietary high volume, high-speed equipment used in its operations, the breadth of services offered by the Company, including proprietary RefrigerantSide® Services and other on-site services, and price, particularly with respect to refrigerant sales.

The Company competes with numerous regional and national companies that market reclaimed and virgin refrigerants and provide refrigerant reclamation services. Certain of these competitors may possess greater financial, marketing, distribution and other resources for the sale and distribution of refrigerants than the Company.

Hudson's RefrigerantSide® Services provide solutions to certain problems within the refrigeration industry and, as such, the demand and market acceptance for these services are subject to uncertainty. Competition for these services primarily consists of traditional periodic maintenance and repair methods of solving the industry's problems. The Company's marketing strategy is to educate the marketplace that its alternative solutions are available and that RefrigerantSide® Services are superior to traditional methods.

Risk Management

The Company carries insurance coverage that it considers sufficient to protect the Company's assets and operations. The Company attempts to operate in a professional and prudent manner and to reduce potential liability risks through specific risk management efforts, including ongoing employee training.

The refrigerant industry involves potentially significant risks of statutory and common law liability for environmental damage and personal injury. The Company, and in certain instances, its officers, directors and employees, may be subject to claims arising from the Company's on-site or off-site services, including the improper release, spillage, misuse or mishandling of refrigerants classified as hazardous or non-hazardous substances or materials. The Company may be held strictly liable for damages, which could be substantial, regardless of whether it exercised due care and complied with all relevant laws and regulations.

Hudson maintains environmental impairment insurance of $10,000,000 per occurrence, and $10,000,000 annual in the aggregate.

Government Regulation

The business of refrigerant and industrial gas sales, reclamation and management is subject to extensive, stringent and frequently changing federal, state and local laws and substantial regulation under these laws by governmental agencies, including the EPA, the United States Occupational Safety and Health Administration ("OSHA") and the United States Department of Transportation ("DOT").

Among other things, these regulatory authorities impose requirements which regulate the handling, packaging, labeling, transportation and disposal of hazardous and non-hazardous materials and the health and safety of workers, and require the Company and, in certain instances, its employees, to obtain and maintain licenses in connection with its operations. This extensive regulatory framework imposes significant compliance burdens and risks on the Company.

Hudson and its customers are subject to the requirements of the Clean Air Act and the AIM Act, and the regulations promulgated thereunder by the EPA, which make it unlawful for any person in the course of maintaining, servicing, repairing, and disposing of air conditioning or refrigeration equipment, to knowingly vent or otherwise release or dispose of ozone depleting substances, and non-ozone depleting substitutes, used as refrigerants.

Pursuant to the Act, reclaimed refrigerant must satisfy the same purity standards as newly manufactured, virgin refrigerants in accordance with standards established by AHRI prior to resale to a person other than the owner of the equipment from which it was recovered. The EPA administers a certification program pursuant to which applicants certify to reclaim refrigerants in compliance with AHRI standards. The Company has two of only four certified refrigerant testing laboratories in the United States under AHRI's laboratory certification program, which is a voluntary program that certifies the ability of a laboratory to test refrigerant in accordance with the AHRI 700 standard. In addition, the EPA has established a mandatory certification program for air conditioning and refrigeration technicians. Hudson's technicians have applied for or obtained such certification.

The Company may also be subject to regulations adopted by the EPA which impose reporting requirements arising out of the importation, purchase, production, use and/or emissions of certain greenhouse gases, including HFCs.

The Company is also subject to regulations adopted by the DOT which classify most refrigerants and industrial gases handled by the Company as hazardous materials or substances and imposes requirements for handling, packaging, labeling and transporting refrigerants and which regulate the use and operation of the Company's commercial motor vehicles used in the Company's business.

The Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), requires facilities that treat, store or dispose of hazardous wastes to comply with certain operating standards. Before transportation and disposal of hazardous wastes off-site, generators of such waste must package and label their shipments consistent with detailed regulations and prepare a manifest identifying the material and stating its destination. The transporter must deliver the hazardous waste in accordance with the manifest to a facility with an appropriate RCRA permit. Under RCRA, impurities removed from refrigerants consisting of oils mixed with water and other contaminants are not presumed to be hazardous waste.

The Emergency Planning and Community Right-to-Know Act of 1986, as amended, requires the annual reporting by the Company of Emergency and Hazardous Chemical Inventories (Tier II reports) to the various states in which the Company operates and requires the Company to file annual Toxic Chemical Release Inventory Forms with the EPA.

The Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), establishes liability for clean-up costs and environmental damages to current and former facility owners and operators, as well as persons who transport or arrange for transportation of hazardous substances. Almost all states have similar statutes regulating the handling and storage of hazardous substances, hazardous wastes and non-hazardous wastes. Many such statutes impose requirements that are more stringent than their federal counterparts. The Company could be subject to substantial liability under these statutes to private parties and government entities, in some instances without any fault, for fines, remediation costs and environmental damage, as a result of the mishandling, release, or existence of any hazardous substances at any of its facilities.

The Occupational Safety and Health Act of 1970, as amended, mandates requirements for a safe work place for employees and special procedures and measures for the handling of certain hazardous and toxic substances. State laws, in certain circumstances, mandate additional measures for facilities handling specified materials. The Company is also subject to regulations adopted by the California Air Resources Board which impose certain reporting requirements arising out of the reclamation and sale of refrigerants that takes place within the State of California.

The Company believes that it is in material compliance with all applicable regulations that are material to its business operations.

Quality Assurance & Environmental Compliance

The Company utilizes in-house quality and regulatory compliance control procedures. Hudson maintains its own analytical testing laboratories, which are AHRI certified, to assure that reclaimed refrigerants comply with AHRI purity standards and employs portable testing equipment when performing on-site services to verify certain quality specifications. The Company employs twelve persons engaged full-time in quality control and to monitor the Company's operations for regulatory compliance.

Human Capital Resources

On February 1, 2024, the Company had 237 full time employees including air conditioning and refrigeration technicians, chemists, engineers, sales and administrative personnel. None of the Company's employees are represented by a union. The Company believes it has good relations with its employees.

Patents and Proprietary Information

The Company holds several U.S. and foreign patents, as well as pending patent applications, related to certain RefrigerantSide® Services and supporting systems developed by the Company for systems and processes for measuring and improving the efficiency of refrigeration systems, and for certain refrigerant recycling and reclamation technologies. These patents will expire between December 2024 and December 2036.

There can be no assurance as to the breadth or degree of protection that patents may afford the Company, that any patent applications will result in issued patents or that patents will not be circumvented or invalidated. Technological development in the refrigerant industry may result in extensive patent filings and a rapid rate of issuance of new patents. Although the Company believes that its existing patents and the Company's equipment do not and will not infringe upon existing patents or violate proprietary rights of others, it is possible that the Company's existing patent rights may not be valid or that infringement of existing or future patents or violations of proprietary rights of others may occur. In the event the Company's equipment or processes infringe, or are alleged to infringe, patents or other proprietary rights of others, the Company may be required to modify the design of its equipment or processes, obtain a license or defend a possible patent infringement action. There can be no assurance that the Company will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action or that the Company will not become liable for damages.

The Company also relies on trade secrets and proprietary know-how, and employs various methods to protect its technology. However, such methods may not afford complete protection and there can be no assurance that others will not independently develop such know-how or obtain access to the Company's know-how, concepts, ideas and documentation. Failure to protect its trade secrets could have a material adverse effect on the Company.

SEC Filings

The Company makes available on its internet website copies of its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments thereto, as soon as reasonably practicable after they are filed with the Securities and Exchange Commission.

Item 1A.   Risk Factors

There are many important factors, including those discussed below (and above as described under "Business-Patents and Proprietary Information"), that have affected, and in the future could affect Hudson's business including, but not limited to, the factors discussed below, which should be reviewed carefully together with the other information contained in this report. Some of the factors are beyond Hudson's control and future trends are difficult to predict.

Risks Related to Business Strategy and Operations

Our existing and future debt obligations could impair our liquidity and financial condition.

Our existing credit facility, consisting of an asset-based lending facility of up to $75 million from Wells Fargo Bank, National Association ("Wells Fargo Bank") and other lenders, is secured by substantially all of our assets and contains formulas that limit the amount of our future borrowings under that facility. Moreover, the terms of our credit facility also includes financial and negative covenants that, among other things, may limit our ability to incur additional indebtedness. If we violate any loan covenants and do not obtain a waiver from our lenders, our indebtedness under the credit facilities would become immediately due and payable, and the lenders could foreclose on their security, which could materially adversely affect our business and future financial condition and could require us to curtail or otherwise cease our existing operations.

Our revenues, results of operations and cash flows could be materially and adversely affected by changes in commodity prices.

Our revenues, results of operations and cash flows are affected by market prices for refrigerant gases. Commodity prices generally are affected by a wide range of factors beyond our control, including weather, seasonality, the availability and adequacy of supply, government regulation and policies and general political and economic conditions. We are exposed to fluctuating commodity prices as the result of our inventory of various refrigerant gases. At any time, our inventory levels may be substantial. We have processes in place to monitor exposures to these risks and engage in strategies to manage these risks. If these controls and strategies are not successful in mitigating our exposure to these fluctuations, we could be materially and adversely affected.

We may need additional financing to satisfy our future capital requirements, which may not be readily available to us.

Our capital requirements may be significant in the future. We may incur additional expenses in the development and implementation of our operations. Due to fluctuations in the price, demand and availability of new refrigerants, our existing credit facility led by Wells Fargo Bank that expires in March 2027 may not in the future be sufficient to provide all of the capital that we need to acquire and manage our inventories of new refrigerant. As a result, we may be required to seek additional equity or debt financing in order to develop our RefrigerantSide® Services business, our refrigerant sales business and our other businesses. We have no current arrangements with respect to, or sources of, additional financing other than our existing credit facility. There can be no assurance that we will be able to obtain any additional financing on terms acceptable to us or at all. Our inability to obtain financing, if and when needed, could materially adversely affect our business and future financial condition and could require us to curtail or otherwise cease our existing operations.

Adverse weather or economic downturn could adversely impact our financial results.

Our business could be negatively impacted by adverse weather or economic downturns. Weather is a significant factor in determining market demand for the refrigerants sold by us, and to a lesser extent, our RefrigerantSide® Services. Unusually cool temperatures in the spring and summer tend to depress demand for, and price of, refrigerants we sell. Protracted periods of cooler than normal spring and summer weather could result in a substantial reduction in our sales which could adversely affect our financial position as well as our results of operations. An economic downturn could cause customers to postpone or cancel purchases of the Company's products or services. Either or both of these conditions could have severe negative implications to our business that may exacerbate many of the risk factors we identified in this report but not limited, to the following:

Liquidity

These conditions could reduce our liquidity, which could have a negative impact on our financial condition and results of operations.

Demand

These conditions could lower the demand and/or price for our product and services, which would have a negative impact on our results of operations.

Financial Covenants

These conditions could impact our ability to meet our loan covenants which, if we are unable to obtain a waiver from our lenders, could materially adversely affect our business and future financial condition and could require us to curtail or otherwise cease our existing operations.

Our business is impacted by customer concentration.

In July 2016, we were awarded, as prime contractor, a five-year contract, including a five-year renewal option (which has been exercised), by the United States Defense Logistics Agency ("DLA") for the management and supply of refrigerants, compressed gases, cylinders and related items to US Military commands and installations, Federal civilian agencies and foreign militaries. Our contract with DLA expires in July 2026. For the years ended December 31, 2023, 2022 and 2021, the DLA accounted for 18%, 8% and 10% of our revenues. The loss of DLA as a customer could have a material adverse effect on our financial position and results of operations.

Our information technology systems, processes, and sites may suffer interruptions, failures, or attacks which could affect our ability to conduct business.

Our information technology systems provide critical data connectivity, information and services for internal and external users. These include, among other things, processing transactions, summarizing and reporting results of operations, complying with regulatory, legal or tax requirements, storing project information and other processes necessary to manage the business. Our systems and technologies, or those of third parties on which we rely, could fail or become unreliable due to equipment failures, software viruses, cyber threats, terrorist acts, natural disasters, power failures or other causes. Cybersecurity threats are evolving and include, but are not limited to, malicious software, cyber espionage, attempts to gain unauthorized access to our sensitive information, including that of our customers, suppliers, and subcontractors, and other electronic security breaches that could lead to disruptions in mission critical systems, unauthorized release of confidential or otherwise protected information, and corruption of data. Although we utilize various procedures and controls to monitor and mitigate these threats, there can be no assurance that these procedures and controls will be sufficient to prevent security threats from materializing. If any of these events were to materialize, the costs related to cyber or other security threats or disruptions may not be fully insured or indemnified and could have a material adverse effect on our reputation, operating results, and financial condition.

Risks Related to Regulatory and Environmental Matters

The nature of our business exposes us to potential liability.

The refrigerant recovery and reclamation industry involves potentially significant risks of statutory and common law liability for environmental damage and personal injury. We, and in certain instances, our officers, directors and employees, may be subject to claims arising from our on-site or off-site services, including the improper release, spillage, misuse or mishandling of refrigerants classified as hazardous or non-hazardous substances or materials. We may be strictly liable for damages, which could be substantial, regardless of whether we exercised due care and complied with all relevant laws and regulations. Our current insurance coverage may not be sufficient to cover potential claims, and adequate levels of insurance coverage may not be available in the future at a reasonable cost. A partially or completely uninsured claim against us, if successful and of sufficient magnitude would have a material adverse effect on our business and financial condition.

Our business and financial condition is substantially dependent on the sale and continued environmental regulation of refrigerants.

Our business and prospects are largely dependent upon continued regulation of the use and disposition of refrigerants. Changes in government regulations relating to the emission of refrigerants into the atmosphere could have a material adverse effect on us. Failure by government authorities to otherwise continue to enforce existing regulations or significant relaxation of regulatory requirements could also adversely affect demand for our services and products.

Our business is subject to significant regulatory compliance burdens.

The refrigerant reclamation and management business is subject to extensive, stringent and frequently changing federal, state and local laws and substantial regulation under these laws by governmental agencies, including the EPA, the OSHA and DOT. Although we believe that we are in material compliance with all applicable regulations material to our business operations, amendments to existing statutes and regulations or adoption of new statutes and regulations that affect the marketing and sale of refrigerant could require us to continually alter our methods of operation and/or discontinue the sale of certain of our products resulting in costs to us that could be substantial. We may not be able, for financial or other reasons, to comply with applicable laws, regulations and permit requirements, particularly as we seek to enter into new geographic markets. Our failure to comply with applicable laws, rules or regulations or permit requirements could subject us to civil remedies, including substantial fines, penalties and injunctions, as well as possible criminal sanctions, which would, if of significant magnitude, materially adversely impact our operations and future financial condition.

A number of factors could negatively impact the price and/or availability of refrigerants, which would, in turn, adversely affect our business and financial condition.

Refrigerant sales continue to represent a significant majority of our revenues. Therefore, our business is substantially dependent on the availability of both new and used refrigerants in large quantities, which may be affected by several factors including, without limitation: (i) commercial production and consumption limitations imposed by the Act and legislative limitations and ban on HCFC refrigerants; (ii) the amendment to the Montreal Protocol, the AIM Act, and any legislation and regulation enacted to implement the amendment, imposes limitations on production and consumption of HFC refrigerants; (iii) introduction of new refrigerants and air conditioning and refrigeration equipment; (iv) price competition resulting from additional market entrants; (v) changes in government regulation on the use and production of refrigerants; and (vi) reduction in price and/or demand for refrigerants. Sufficient amounts of new and/or used refrigerants may not be available to us in the future, particularly as a result of the further phase down of HFC production, or may not be available on commercially reasonable terms. Additionally, we may be subject to price fluctuations, periodic delays or shortages of new and/or used refrigerants. Our failure to obtain and resell sufficient quantities of virgin refrigerants on commercially reasonable terms, or at all, or to obtain, reclaim and resell sufficient quantities of used refrigerants would have a material adverse effect on our operating margins and results of operations.

Issues relating to potential global warming and climate change could have an impact on our business.

Refrigerants are considered to be strong greenhouse gases that are believed to contribute to global warming and climate change and are now subject to various state and federal regulations relating to the sale, use and emissions of refrigerants. Current and future global warming and climate change or related legislation and/or regulations may impose additional compliance burdens on us and on our customers and suppliers which could potentially result in increased administrative costs, decreased demand in the marketplace for our products, and/or increased costs for our supplies and products. In addition, an amendment to the Montreal Protocol has established timetables for all developed and developing countries to freeze and then reduce production and use of HFCs by 85% by 2047, with the first reductions by developed countries in 2019. The amendment became effective January 1, 2019. In December 2020, AIM Act legislation was enacted in the United States that requires the phasedown of virgin production of HFCs.

Risks Related to Our Common Stock and Other General Risks

As a result of competition, and the strength of some of our competitors in the market, we may not be able to compete effectively.

The markets for our services and products are highly competitive. We compete with numerous regional and national companies which provide refrigerant recovery and reclamation services, as well as companies which market and deal in new and reclaimed alternative refrigerants, including certain of our suppliers, some of which possess greater financial, marketing, distribution and other resources than us. We also compete with numerous manufacturers of refrigerant recovery and reclamation equipment. Certain of these competitors have established reputations for success in the service of air conditioning and refrigeration systems. We may not be able to compete successfully, particularly as we seek to enter into new markets.

We have the ability to designate and issue preferred stock, which may have rights, preferences and privileges greater than Hudson's common stock and which could impede a subsequent change in control of us.

Our Certificate of Incorporation authorizes our Board of Directors to issue up to 5,000,000 shares of "blank check" preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares, without further shareholder approval. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of any additional preferred stock that may be issued by us in the future. Our ability to issue preferred stock without shareholder approval could have the effect of making it more difficult for a third party to acquire a majority of our voting stock, thereby delaying, deferring or preventing a change in control of us.

If our common stock were delisted from NASDAQ it could be subject to "penny stock" rules which would negatively impact its liquidity and our shareholders' ability to sell their shares.

Our common stock is currently listed on the NASDAQ Capital Market. We must comply with numerous NASDAQ Marketplace rules in order to continue the listing of our common stock on NASDAQ. There can be no assurance that we can continue to meet the rules required to maintain the NASDAQ listing of our common stock. If we are unable to maintain our listing on NASDAQ, the market liquidity of our common stock may be severely limited.

Our management has significant control over our affairs.

Currently, our officers and directors collectively beneficially own approximately 7.8% of our outstanding common stock. Accordingly, our officers and directors are in a position to significantly affect major corporate transactions and the election of our directors. There is no provision for cumulative voting for our directors.

We may fail to successfully integrate any additional acquisitions made by us into our operations.

As part of our business strategy, we may look for opportunities to grow by acquiring other product lines, technologies or facilities that complement or expand our existing business. We may be unable to identify additional suitable acquisition candidates or negotiate acceptable terms. In addition, we may not be able to successfully integrate any assets, liabilities, customers, systems or management personnel we may acquire into our operations and we may not be able to realize related revenue synergies and cost savings within expected time frames. There can be no assurance that we will be able to successfully integrate any prior or future acquisition.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Risk Management and Strategy

Our corporate information technology, communication networks, enterprise applications, accounting and financial reporting platforms, and related systems, and those that we offer to our customers are necessary for the operation of our business. We use these systems, among others, to manage our customer and vendor relationships, for internal communications, for accounting to operate record-keeping functions, and for many other key aspects of our business. Our business operations rely on the secure collection, storage, transmission, and other processing of proprietary, confidential, and sensitive data.

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third-party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, and tenant data ("Information Systems and Data").

We rely on a multidisciplinary team, including our information security function, legal department, management, and third-party service providers, as described further below, to identify, assess, and manage cybersecurity threats and risks. We identify and assess risks from cybersecurity threats by monitoring and evaluating our threat environment and our risk profile using various methods including, for example, using manual and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and threat actors, conducting scans of the threat environment, evaluating our industry's risk profile, utilizing internal and external audits, and conducting threat and vulnerability assessments.

Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards, and/or policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including risk assessments, incident detection and response, vulnerability management, disaster recovery and business continuity plans, internal controls within our accounting and financial reporting functions, encryption of data, network security controls, access controls, physical security, asset management, systems monitoring, vendor risk management program, employee training, and penetration testing.

We work with third parties from time to time that assist us to identify, assess, and manage cybersecurity risks, including professional services firms, consulting firms, threat intelligence service providers, and penetration testing firms.

To operate our business, we utilize certain third-party service providers to perform a variety of functions. We seek to engage reliable, reputable service providers that maintain cybersecurity programs. Depending on the nature of the services provided, the sensitivity and quantity of information processed, and the identity of the service provider, our vendor management process may include reviewing the cybersecurity practices of such provider, contractually imposing obligations on the provider, conducting security assessments, and conducting periodic reassessments during their engagement.

We are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our Company, including our business strategy, results of operations, or financial condition.

Governance

Our full Board oversees the Company's enterprise risk management process, including the management of risks arising from cybersecurity threats. The Board receives regular presentations and reports from management who are responsible for managing and assessing cybersecurity risks, which address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations. The Board also receives prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed.

Management plays a crucial role in assessing and managing material risks from cybersecurity threats. At the management level, the Company's cybersecurity risk management and strategy is led by its Director of IT, who reports to the CFO. The qualifications of the Director of IT include over 25 years of IT management, cybersecurity, and information governance experience. The Director of IT is regularly informed about the latest developments in cybersecurity, including emerging threats and technologies to adapt security measures accordingly. This ongoing knowledge acquisition is crucial for the effective prevention, detection, mitigation, and remediation of cybersecurity incidents. Management's role includes:

- *Risk Assessment*:   Management conducts annual cybersecurity risk assessments to identify and evaluate potential threats and vulnerabilities. Management considers the likelihood and potential impact of various cybersecurity risks, considering the Company's assets, systems, and operations, to prioritize mitigation efforts.

- *Cybersecurity Policies and Procedures*: Management reviews and approves the Company's cybersecurity policies and procedures and communicates these policies and procedures to all employees to ensure adherence to established security protocols.

- *Compliance with Regulations*:   Management implements and maintains compliance with relevant cybersecurity regulations and standards applicable to the Company.

- *Budgeting and Resource Allocation:*   Management reviews budgets for cybersecurity initiatives and ensures that adequate resources are allocated to address cybersecurity risks and that investments in cybersecurity align with the Company's risk tolerance and strategic objectives.

The Director of IT is promptly informed of potential cybersecurity risks, threats, and vulnerabilities by the Company's IT Helpdesk. Once an incident has been identified, the Director of IT and the IT network security team assess the criticality and impact of the incident on the Company's business operations. The Director of IT then formulates and oversees a response to contain, eradicate and resolve incidents in accordance with the Company's incident response plan. Management is responsible for reporting incidents to the appropriate authorities as necessary and engaging the senior leadership on all material incidents.

Item 2.   Properties

The Company's headquarters are located in a multi-tenant building in Woodcliff Lake, New Jersey, which houses the Company's executive officers, its accounting and administrative staff, and its information technology staff and equipment. The Company's key reclamation, processing and cylinder refurbishment facilities are located in Champaign, Illinois, Smyrna, Georgia and Ontario, California. The Company also sells industrial gases out of facilities located in Escondido, California and in Champaign, Illinois. The Company maintains smaller reclamation and cylinder refurbishing facilities in Ontario, California. The Company also maintains four smaller service depots for the performance of its RefrigerantSide® Services and maintains three sales and telemarketing offices.

Hudson's key operational facilities are as follows:

Location	Owned or Leased	Description
Woodcliff Lake, New Jersey	Leased	Company headquarters and administrative offices
Champaign, Illinois	Owned	Reclamation and separation of refrigerants and cylinder refurbishment
Champaign, Illinois	Leased	Refrigerant packaging, cylinder refurbishment, RefrigerantSide® Service depot, refrigerant and industrial gases storage
Smyrna, Georgia	Leased	Reclamation and separation of refrigerants and cylinder refurbishment center
Smyrna, Georgia	Owned	Refrigerant storage
Escondido, California	Leased	Refrigerant and Industrial gas storage and cylinder refurbishment center
Ontario, California	Leased	Refrigerant reclamation and cylinder refurbishment center

Item 3.   Legal Proceedings

None.

Item 4.   Mine Safety Disclosures

Not Applicable.

Item 5.   **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

The Company's common stock trades on the NASDAQ Capital Market under the symbol "HDSN".

The number of record holders of the Company's common stock was approximately 87 as of March 8, 2024. The Company believes that there are approximately 4,000 beneficial owners of its common stock.

To date, the Company has not declared or paid any cash dividends on its common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, borrowing covenants, and other relevant factors. The Company presently intends to retain all earnings, if any, to finance the Company's operations and development of its business and does not expect to declare or pay any cash dividends on its common stock in the foreseeable future. In addition, the Company has a credit facility with Wells Fargo Bank, National Association among other things, restricts the Company's ability to declare or pay any cash dividends on its capital stock.

Stock Price Performance Graph

The following graph illustrates a comparison of the total cumulative five-year stockholder return of a $100 investment in our common stock on December 31, 2018, to two indices: the NASDAQ Composite Index and the Nasdaq Industrial Index. The stockholder return shown in the graph below is not necessarily indicative of future performance, and we do not make or endorse any predictions as to future stockholder returns.



The above Stock Price Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

Item 6.   **[Reserved]**

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain statements, contained in this section and elsewhere in this Form 10-K, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changes in the laws and regulations affecting the industry, changes in the demand and price for refrigerants (including unfavorable market conditions adversely affecting the demand for, and the price of refrigerants), the Company's ability to source refrigerants, regulatory and economic factors, seasonality, competition, litigation, the nature of supplier or customer arrangements that become available to the Company in the future, adverse weather conditions, possible technological obsolescence of existing products and services, possible reduction in the carrying value of long-lived assets, estimates of the useful life of its assets, potential environmental liability, customer concentration, the ability to obtain financing, the ability to meet financial covenants under our financing facility, any delays or interruptions in bringing products and services to market, the timely availability of any requisite permits and authorizations from governmental entities and third parties as well as factors relating to doing business outside the United States, including changes in the laws, regulations, policies, and political, financial and economic conditions, including inflation, interest and currency exchange rates, of countries in which the Company may seek to conduct business, the Company's ability to successfully integrate any assets it acquires from third parties into its operations, and other risks detailed in this report, and in the Company's other subsequent filings with the Securities and Exchange Commission ("SEC"). The words "believe", "expect", "anticipate", "may", "plan", "should" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made.

Critical Accounting Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Several of the Company's accounting policies involve significant judgments, uncertainties and estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. To the extent that actual results differ from management's judgments and estimates, there could be a material adverse effect on the Company. On a continuous basis, the Company evaluates its estimates, including, but not limited to, those estimates related to its inventory reserves, goodwill and intangible assets.

Inventory

For inventory, the Company evaluates both current and anticipated sales prices of its products to determine if a write down of inventory to net realizable value is necessary. Net realizable value represents the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion and disposal. The determination if a write-down to net realizable value is necessary is primarily affected by the market prices for the refrigerant gases we sell. Commodity prices generally are affected by a wide range of factors beyond our control, including weather, seasonality, the availability and adequacy of supply, government regulation and policies and general political and economic conditions. At any time, our inventory levels may be substantial and fluctuate, which will materially impact our estimates of net realizable value.

Goodwill

The Company has made acquisitions that included a significant amount of goodwill and other intangible assets. The Company applies the purchase method of accounting for acquisitions, which among other things, requires the recognition of goodwill (which represents the excess of the purchase price of the acquisition over the fair value of the net assets acquired and identified intangible assets). We test our goodwill for impairment on an annual basis (the first day of the fourth quarter) and between annual tests if an event occurs or

circumstances change that would more likely than not reduce the fair value of an asset below its carrying value. Other intangible assets that meet certain criteria are amortized over their estimated useful lives.

An impairment charge is recorded based on the excess of a reporting unit's carrying amount over its fair value. An impairment charge would be recognized when the carrying amount exceeds the estimated fair value of a reporting unit. These impairment evaluations use many assumptions and estimates in determining an impairment loss, including certain assumptions and estimates related to future earnings. If the Company does not achieve its earnings objectives, the assumptions and estimates underlying these impairment evaluations could be adversely affected, which could result in an asset impairment charge that would negatively impact operating results.

There were no goodwill impairment losses recognized in any of the three years ended December 31, 2023, 2022 and 2021.

Overview

The Company is a leading provider of sustainable refrigerant products and services to the Heating Ventilation Air Conditioning and Refrigeration ("HVACR") industry. For nearly three decades, we have demonstrated our commitment to our customers and the environment by becoming one of the United States' largest refrigerant reclaimers through multimillion dollar investments in the plants and advanced separation technology required to recover a wide variety of refrigerants and restoring them to Air-Conditioning, Heating, and Refrigeration Institute ("AHRI") standard for reuse as certified EMERALD Refrigerants™.

The Company's products and services are primarily used in commercial air conditioning, industrial processing and refrigeration systems, and include refrigerant and industrial gas sales, refrigerant management services consisting primarily of reclamation of refrigerants and RefrigerantSide® Services performed at a customer's site, consisting of system decontamination to remove moisture, oils and other contaminants.

Sales of refrigerants continue to represent a significant majority of the Company's revenues.

The Company also sells industrial gases to a variety of industry customers, predominantly to users in, or involved with, the US Military. In July 2016, the Company was awarded, as prime contractor, a five-year fixed price contract, including a five-year renewal option which has been exercised, awarded to it by the United States Defense Logistics Agency ("DLA") for the management and supply of refrigerants, compressed gases, cylinders and related items to US Military commands and installations, Federal civilian agencies and foreign militaries. Primary users include the US Army, Navy, Air Force, Marine Corps and Coast Guard. Our contract with DLA expires in July 2026.

Results of Operations

Year ended December 31, 2023 as compared to the year ended December 31, 2022

Revenues for the year ended December 31, 2023 were $289.0 million, a decrease of $36.2 million or 11% from the $325.2 million reported during the comparable 2022 period. The decrease was mainly attributable to lower selling prices of certain refrigerants sold, partially offset by increase in revenues from our DLA and carbon credit programs.

Cost of sales for the year ended December 31, 2023 was $177.5 million or 61% of sales. Cost of sales for the year ended December 31, 2022 was $162.3 million or 50% of sales. The increase in the cost of sales percentage from 61% to 50% is primarily due to the lower selling prices of certain refrigerants sold, as described above.

Selling, general and administrative ("SG&A") expenses for the year ended December 31, 2023 were $30.5 million, an increase of $1.9 million from the $28.6 million reported during the comparable 2022 period. The increase in SG&A was primarily due to an increased number of employees and stock compensation.

Amortization expense was $2.8 million during 2023 and 2022, respectively.

Other expense for 2023 was $8.4 million, compared to the $14.3 million of other expense reported during the comparable 2022 period. During the third quarter of 2023, the Company repaid in full the remaining $32.5 million principal balance outstanding under its Term Loan Facility. In conjunction with this payoff, the

Company recorded a non-cash write off of $3.4 million of deferred financing costs. Similarly, during the first quarter of 2022, the Company recorded a non-cash write off of $4.7 million of deferred financing cost. Excluding these write offs, total interest expense for the year 2023 decreased by $4.7 million from the comparable 2022 period.

Income tax expense for 2023 was $17.6 million compared to income tax expense of $13.4 million for 2022. The key drivers of increased income tax expense are the reversal of valuation allowance during 2022 for federal NOLs that were fully utilized and can no longer reduce taxable income. Income tax expense for federal and state income tax purposes was determined by applying statutory income tax rates to pre-tax income after adjusting for certain items.

The net income for the year ended December 31, 2023 was $52.2 million, a decrease of $51.6 million from the $103.8 million of net income reported during the comparable 2022 period, primarily due to lower revenues, higher cost of sales and a higher tax rate, as described above.

Year ended December 31, 2022 as compared to the year ended December 31, 2021

Management's discussion and analysis of the year ended December 31, 2022 as compared to the year ended December 31, 2021 is contained in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 14, 2023.

Liquidity and Capital Resources

At December 31, 2023, the Company had working capital, which represents current assets less current liabilities, of $146.4 million, an increase of $22.2 million from the working capital of $124.2 million at December 31, 2022. The increase in working capital is primarily attributable to continued profitability and the timing of borrowings, accounts receivable and inventory.

Inventory and trade receivables are principal components of current assets. At December 31, 2023, the Company had inventory of $154.5 million, an increase of $9.1 million from $145.4 million at December 31, 2022. The Company's ability to sell and replace its inventory on a timely basis and the prices at which it can be sold are subject, among other things, to current market conditions and the nature of supplier or customer arrangements and the Company's ability to source CFC and HCFC based refrigerants (which are no longer being produced) and HFC refrigerants (virgin production currently in the process of being phased down) and HFO refrigerants.

At December 31, 2023, the Company had trade receivables, net of credit losses, of $25.2 million, an increase of $4.3 million from $20.9 million at December 31, 2022, mainly due to timing. The Company typically generates its most significant revenue during the second and third quarters of any given year. The Company's trade receivables are concentrated with various wholesalers, brokers, contractors and end-users within the refrigeration industry that are primarily located in the continental United States. The Company has historically financed its working capital requirements through cash flows from operations, debt, and the issuance of equity securities.

Net cash provided by operating activities for the year ended December 31, 2023 was $58.5 million, when compared to the net cash provided by operating activities of $62.8 million for the comparable 2022 period. As discussed above, selling prices of certain refrigerants declined in 2023. Another contributory factor was the timing of accounts receivable and inventory balances.

Net cash used in investing activities for 2023 was $3.6 million when compared to the net cash used in investing activities of $3.7 million for the comparable 2022 period.

Net cash used in financing activities for 2023 was $47.8 million, compared with net cash used in financing activities of $57.4 million for 2022. The Company refinanced its term loan debt during the first quarter of 2022, as described below, and paid off its remaining $32.5 million term loan debt during the third quarter of 2023.

At December 31, 2023, cash and cash equivalents were $12.4 million, or approximately $7.1 million higher than the $5.3 million of cash and cash equivalents at December 31, 2022.

Revolving Credit Facility

On March 2, 2022, Hudson Technologies Company ("HTC") and Hudson Holdings, Inc. ("Holdings"), as borrowers (collectively, the "Borrowers"), and Hudson Technologies, Inc. (the "Company") as a guarantor, entered into an Amended and Restated Credit Agreement (the "Amended Wells Fargo Facility") with Wells Fargo Bank, National Association, as administrative agent and lender ("Agent" or "Wells Fargo") and such other lenders as have or may thereafter become a party to the Amended Wells Fargo Facility. The Amended Wells Fargo facility amended and restated the prior Wells Fargo Facility entered into on December 19, 2019.

Under the terms of the Amended Wells Fargo Facility, the Borrowers: (i) immediately borrowed $15 million in the form of a "first in last out" term loan (the "FILO Tranche") and (ii) may borrow from time to time, up to $75 million at any time consisting of revolving loans (the "Revolving Loans") in a maximum amount up to the lesser of $75 million and a borrowing base that is calculated based on the outstanding amount of the Borrowers' eligible receivables and eligible inventory, as described in the Amended Wells Fargo Facility. The Amended Wells Fargo Facility also contains a sublimit of $9 million for swing line loans and $2 million for letters of credit. The Company currently has a $0.9 million letter of credit outstanding. The FILO Tranche was repaid in full in July 2023 and may not be reborrowed.

Amounts borrowed under the Amended Wells Fargo Facility may be used for working capital needs, certain permitted acquisitions, and to reimburse drawings under letters of credit.

Interest under the Amended Wells Fargo Facility is payable in arrears on the first day of each month. Interest charges with respect to Revolving Loans are computed on the actual principal amount of Revolving Loans outstanding at a rate per annum equal to (A) with respect to Base Rate loans, the sum of (i) a rate per annum equal to the higher of (1) 1.0%, (2) the federal funds rate plus 0.5%, (3) one month term SOFR plus 1.0%, and (4) the prime commercial lending rate of Wells Fargo, plus (ii) between 1.25% and 1.75% depending on average monthly undrawn availability and (B) with respect to SOFR loans, the sum of the applicable SOFR rate plus between 2.36% and 2.86% depending on average quarterly undrawn availability. Interest charges with respect to the FILO Tranche were computed on the actual principal amount of FILO Tranche loans outstanding at a rate per annum equal to (A) with respect to Base Rate FILO Tranche loans, the sum of (i) a rate per annum equal to the higher of (1) 1.0%, (2) the federal funds rate plus 0.5%, (3) one month term SOFR plus 1.0%, and (4) the prime commercial lending rate of Wells Fargo, plus (ii) 6.5% and (B) with respect to SOFR FILO Tranche loans, the sum of the applicable SOFR rate plus 7.50%. The Amended Wells Fargo Facility also includes a monthly unused line fee ranging from 0.35% to 0.75% per annum determined based upon the level of average Revolving Loans outstanding during the immediately preceding month measured against the total Revolving Loans that may be borrowed under the Amended Wells Fargo Facility.

In connection with the closing of the Amended Wells Fargo Facility, the Company also entered into a First Amendment to Guaranty and Security Agreement, dated as of March 2, 2022 (the "Amended Revolver Guaranty and Security Agreement"), pursuant to which the Company and certain subsidiaries are continuing to unconditionally guarantee the payment and performance of all obligations owing by Borrowers to Wells Fargo, as Agent for the benefit of the revolving lenders. Pursuant to the Amended Revolver Guaranty and Security Agreement, Borrowers, the Company and certain other subsidiaries are continuing to grant to the Agent, for the benefit of the Wells Fargo Facility lenders, a security interest in substantially all of their respective assets, including receivables, equipment, general intangibles (including intellectual property), inventory, subsidiary stock, real property, and certain other assets.

The Amended Wells Fargo Facility contains a financial covenant requiring the Company to maintain at all times minimum liquidity (defined as availability under the Amended Wells Fargo Facility plus unrestricted cash) of at least $5 million, of which at least $3 million must be derived from availability. The Amended Wells Fargo Facility also contains a springing covenant, which takes effect only upon a failure to maintain undrawn availability of at least $11.25 million or upon an election by the Borrowers to increase the inventory component of the borrowing base, requiring the Company to maintain a Fixed Charge Coverage Ratio (FCCR) of not less than 1.00 to 1.00, as of the end of each trailing period of twelve consecutive months commencing with the month prior to the triggering of the covenant. The FCCR (as defined in the Wells Fargo Facility) is the ratio of (a) EBITDA for such period, minus unfinanced capital expenditures made during such period, to (b) the aggregate amount of (i) interest expense required to be paid (other than interest paid-in-kind, amortization of financing fees, and other non-cash interest expense) during such period, (ii) scheduled principal payments (but excluding principal payments relating to outstanding Revolving Loans under the Amended Wells Fargo Facility), (iii) all net federal, state, and local income taxes required to be paid during such period (provided, that any tax refunds received shall be applied to the period in which the cash outlay for such taxes was made), (iv) all restricted payments paid (as defined in the Amended Wells Fargo Facility) during such period, and (v) to the extent not otherwise deducted from EBITDA for such period, all payments required to be made during such period in respect of any funding deficiency or funding shortfall with respect to any pension plan. The FCCR covenant ceases after the Borrowers have been in compliance therewith for two consecutive months.

The Amended Wells Fargo Facility also contains customary non-financial covenants relating to the Company and the Borrowers, including limitations on the Borrowers' ability to pay dividends on common stock or preferred stock, and also includes certain events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to other obligations, events of bankruptcy and insolvency, certain ERISA events, judgments in excess of specified amounts, impairments to guarantees and a change of control.

The Company evaluated the Amended Wells Fargo Facility in accordance with the provisions of ASC 470-50 to determine if the amendment was a modification or an extinguishment of debt and concluded that the amendment was a modification of the original revolving credit facility for accounting purposes. As a result, the Company capitalized an additional $0.9 million of deferred financing costs in connection with the amendment, which, along with the $0.2 million of remaining deferred financing costs of the original revolving facility, is being amortized over the five year term of the Amended Wells Fargo Facility.

The commitments under the Amended Wells Fargo Facility will expire and the full outstanding principal amount of the loans, together with accrued and unpaid interest, are due and payable in full on March 2, 2027, unless the commitments are terminated and the outstanding principal amount of the loans are accelerated sooner following an event of default or in the event of certain other cross-defaults.

Termination of 2022 Term Loan Facility

On March 2, 2022, Hudson Technologies Company ("HTC"), an indirect subsidiary of Hudson Technologies, Inc. (the "Company"), and the Company's subsidiary Hudson Holdings, Inc., as borrowers (collectively, the "Borrowers"), and the Company, as guarantor, became obligated under a Credit Agreement (the "Term Loan Facility") with TCW Asset Management Company LLC, as administrative agent ("Term Loan Agent") and the lender parties thereto (the "Term Loan Lenders").

Under the terms of the Term Loan Facility, the Borrowers immediately borrowed $85 million pursuant to a term loan (the "Term Loan"), which had a maturity date in March 2027. Amounts borrowed under the Term Loan Facility were used by the Borrowers to repay the outstanding principal amount and related fees and expenses under the Prior Term Loan Facility (as defined below) and for other corporate purposes. The Company paid approximately $4.3 million of term loan deferred financing costs.

During the third quarter of 2023, the Company repaid in full the remaining principal balance outstanding under the Term Loan Facility and the FILO Tranche.

Termination of Prior Term Loan Facility

In conjunction with entry into the new Term Loan Facility as described above, on March 2, 2022 the Company's then-existing term loans, as amended (the "Prior Term Loan Facility"), which had a principal balance of approximately $63.9 million after payment of a $16.0 million excess cash flow amount thereunder, were repaid in full, together with associated required lender fees and expenses of $3.3 million, and the Prior Term Loan Facility was terminated. The termination of the Prior Term Loan Facility constituted an extinguishment of debt, which resulted in the Company recording an additional $4.6 million of interest expense during the first quarter of 2022, which included the aforementioned $3.3 million of prior lender fees and expenses and $1.3 million of pre-existing deferred financing costs from the Prior Term Loan Facility.

The Company was in compliance with all covenants under the Amended Wells Fargo Facility as of December 31, 2023.

The Company's ability to comply with these covenants in future quarters may be affected by events beyond the Company's control, including general economic conditions, weather conditions, regulations and refrigerant pricing. Therefore, we cannot make any assurance that we will continue to be in compliance during future periods.

The Company believes that it will be able to satisfy its working capital requirements for the foreseeable future from anticipated cash flows from operations and available funds under the Amended Wells Fargo Facility. Any unanticipated expenses, including, but not limited to, an increase in the cost of refrigerants purchased by the Company, an increase in operating expenses or failure to achieve expected revenues from the Company's RefrigerantSide® Services and/or refrigerant sales or additional expansion or acquisition costs that may arise in the future would adversely affect the Company's future capital needs. There can be no assurance that the Company's proposed or future plans will be successful, and as such, the Company may require additional capital sooner than anticipated, which capital may not be available on acceptable terms, or at all.

CARES Act Loan

On April 23, 2020 the Company received a loan in the amount of $2.475 million from Meridian Bank under the Paycheck Protection Program ("PPP") pursuant to the CARES Act. The loan had a term of two years, was unsecured, and bore interest at a fixed rate of one percent per annum, with the first nine months of principal and interest deferred. As a result of the COVID-19 pandemic, in applying for the loan the Company made a good faith assertion based upon the degree of uncertainty introduced to the capital markets and the industries affecting the Company's customers and the Company's dependency to curtail expenses to fund ongoing operations. The PPP loan proceeds were used in part to help offset payroll costs as stipulated in the legislation. All or a portion of the PPP loan could be forgiven by the U.S. Small Business Administration ("SBA") upon application by the Company and upon documentation of expenditures in accordance with the SBA requirements. Under the CARES Act, loan forgiveness is available for the sum of documented payroll costs and other covered areas, such as rent payments, mortgage interest and utilities, as applicable. During the third quarter of 2021, the Company received forgiveness of the loan from the SBA, resulting in $2.475 million of Other income recorded in the Company's Consolidated Income Statements.

Inflation

Inflation, historically or the recent increase, has not had a material impact on the Company's operations.

Reliance on Suppliers and Customers

The Company participates in an industry that is highly regulated, and changes in the regulations affecting our business could affect our operating results. Currently the Company purchases virgin HCFC and HFC refrigerants and reclaimable, primarily HCFC and CFC, refrigerants from suppliers and its customers. Under the Clean Air Act the phase-down of future production of certain virgin HCFC refrigerants commenced in 2010 and has been fully phased out by the year 2020, and production of all virgin HCFC refrigerants is scheduled to be phased out by the year 2030. To the extent that the Company is unable to source sufficient quantities of refrigerants or is unable to obtain refrigerants on commercially reasonable terms or experiences a decline in demand and/or price for refrigerants sold by it, the Company could realize reductions in revenue from refrigerant sales, which could have a material adverse effect on the Company's operating results and financial position.

For the year ended December 31, 2023, there was one customer accounting for greater than 10% of the Company's revenues and one customer accounted for over 10% of the outstanding accounts receivable at December 31, 2023. For the year ended December 31, 2022, there was no customer accounted for 10% of the Company's revenues but one customer accounted for over 10% of the outstanding accounts receivable at December 31, 2022. For the year ended December 31, 2021, one customer accounted for 10% of the Company's revenues and one customer accounted for over 10% of the outstanding accounts receivable at December 31, 2021.

The loss of a principal customer or a decline in the economic prospects of and/or a reduction in purchases of the Company's products or services by any such customer could have a material adverse effect on the Company's operating results and financial position.

Seasonality and Weather Conditions and Fluctuations in Operating Results

The Company's operating results vary from period to period as a result of weather conditions, requirements of potential customers, non-recurring refrigerant and service sales, availability and price of refrigerant products (virgin or reclaimable), changes in reclamation technology and regulations, timing in introduction and/or retrofit or replacement of refrigeration equipment, the rate of expansion of the Company's operations, and by other factors. The Company's business is seasonal in nature with peak sales of refrigerants occurring in the first nine months of each year. During past years, the seasonal decrease in sales of refrigerants has resulted in losses particularly in the fourth quarter of the year. In addition, to the extent that there is unseasonably cool weather throughout the spring and summer months, which would adversely affect the demand for refrigerants, there would be a corresponding negative impact on the Company. Delays or inability in securing adequate supplies of refrigerants at peak demand periods, lack of refrigerant demand, increased expenses, declining refrigerant prices and a loss of a principal customer could result in significant losses. There can be no assurance that the foregoing factors will not occur and result in a material adverse effect on the Company's financial position and significant losses. The Company believes that to a lesser extent there is a similar seasonal element to RefrigerantSide® Service revenues as refrigerant sales.

Recent Accounting Pronouncements

See recent accounting pronouncements set forth in Note 1 of the financial statements contained in this report and commitments and contingencies noted in Note 11 thereof.

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity

We are exposed to market risk from fluctuations in interest rates on the Amended Wells Fargo Facility. The Amended Wells Fargo Facility is a $75 million secured facility with a $0.0 million outstanding balance as of December 31, 2023. Future interest rate changes on our borrowing under the Amended Wells Fargo Facility may have an impact on our consolidated results of operations.

Refrigerant Market

We are also exposed to market risk from fluctuations in the demand, price and availability of refrigerants. To the extent that the Company is unable to source sufficient quantities of refrigerants or is unable to obtain refrigerants on commercially reasonable terms, or experiences a decline in demand and/or price for refrigerants sold by the Company, the Company could realize reductions in revenue from refrigerant sales or write downs of inventory, which could have a material adverse effect on our consolidated results of operations.

Item 8.   Financial Statements and Supplementary Data

The financial statements appear in a separate section of this report following Part IV.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not Applicable.

Item 9A.   Controls and Procedures

Disclosure Controls and Procedures

The Company, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective and provided reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Because of the inherent limitations in all control systems, any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Furthermore, the Company's controls and procedures can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control and misstatements due to error or fraud may occur and not be detected on a timely basis.

Changes in Internal Control over Financial Reporting

As required by Rule 13a-15(d) of the Exchange Act, our management, including our principal executive officer and our principal financial officer, conducted an evaluation of the internal control over financial reporting to determine whether any changes occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, our principal executive officer and principal financial officer concluded there were no such changes.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements and the reliability of financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's Chief Executive Officer and Chief Financial Officer have assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, the Company's Chief Executive Officer and Chief Financial Officer have used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control — Integrated Framework (2013)*. Based on our assessment, the Company's Chief Executive Officer and Chief Financial Officer believe that, as of December 31, 2023, the Company's internal control over financial reporting is effective based on those criteria.

BDO USA, P.C., the independent registered public accounting firm which audits our financial statements, has provided an attestation report on our internal control over financial reporting as of December 31, 2023.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Hudson Technologies, Inc.
Woodcliff Lake, New Jersey

Opinion on Internal Control over Financial Reporting

We have audited Hudson Technologies, Inc.'s (the "Company's") internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated March 14, 2024 expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, P.C.

Stamford, Connecticut

March 14, 2023

Item 9B.   Other Information

None.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10.   Directors, Executive Officers and Corporate Governance

Reference is made to the disclosure required by Items 401, 405, 406, and 407(c)(3), (d)(4), (d)(5) and 408(b) of Regulation S-K to be contained in the Registrant's definitive proxy statement to be mailed to stockholders on or about April 26, 2024, and to be filed with the Securities and Exchange Commission.

Item 11.   Executive Compensation

Reference is made to the disclosure required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K to be contained in the Registrant's definitive proxy statement to be mailed to stockholders on or about April 26, 2024, and to be filed with the Securities and Exchange Commission.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Reference is made to the disclosure required by Item 403 of Regulation S-K to be contained in the Registrant's definitive proxy statement to be mailed to stockholders on or about April 26, 2024, and to be filed with the Securities Exchange Commission.

Equity Compensation Plans

The following table provides certain information with respect to all of Hudson's equity compensation plans as of December 31, 2023.

Plan Category	Number of securities to be issued upon exercise of outstanding options and stock appreciation rights (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,647,435	$3.31	4,341,463

Item 13.   Certain Relationships and Related Transactions, and Director Independence

Reference is made to the disclosure required by Items 404 and 407(a) of Regulation S-K to be contained in the Registrant's definitive proxy statement to be mailed to stockholders on or about April 26, 2024, and to be filed with the Securities and Exchange Commission.

Item 14.   Principal Accountant Fees and Services

Reference is made to the proposal regarding the approval of the Registrant's independent registered public accounting firm to be contained in the Registrant's definitive proxy statement to be mailed to stockholders on or about April 26, 2024, and to be filed with the Securities and Exchange Commission.

Item 15.	**Exhibits and Financial Statement Schedules**
(A)(1)	Financial Statements
	The consolidated financial statements of Hudson Technologies, Inc. appear after Item 16 of this report
(A)(2)	Financial Statement Schedules
	None
(A)(3)	Exhibits
3.1	Certificate of Incorporation and Amendment.[1]
3.2	Amendment to Certificate of Incorporation, dated July 20, 1994.[1]
3.3	Amendment to Certificate of Incorporation, dated October 26, 1994.[1]
3.4	Certificate of Amendment of the Certificate of Incorporation dated March 16, 1999.[2]
3.5	Certificate of Correction of the Certificate of Amendment dated March 25, 1999.[2]
3.6	Certificate of Amendment of the Certificate of Incorporation dated March 29, 1999.[2]
3.7	Certificate of Amendment of the Certificate of Incorporation dated February 16, 2001.[3]
3.8	Certificate of Amendment of the Certificate of Incorporation dated March 20, 2002.[4]
3.9	Amendment to Certificate of Incorporation dated January 3, 2003.[5]
3.10	Amended and Restated By-Laws.[26]
3.11	Certificate of Amendment of the Certificate of Incorporation dated September 15, 2015.[14]
4.1	Description of Equity Securities.[24]
10.1	2004 Stock Incentive Plan.[7]*
10.2	Agreement with Brian F. Coleman, as amended.[9]*
10.3	2008 Stock Incentive Plan.[8]*
10.4	Form of Incentive Stock Option Agreement under the 2008 Stock Incentive Plan with full vesting upon issuance.[9]*
10.5	Form of Incentive Stock Option Agreement under the 2008 Stock Incentive Plan with options vesting in equal installments over two year period.[9]*
10.6	Form of Non-Incentive Stock Option Agreement under the 2008 Stock Incentive Plan with full vesting upon issuance.[9]*
10.7	Form of Non-Incentive Stock Option Agreement under the 2008 Stock Incentive Plan with options vesting in equal installments over two year period.[9]*
10.8	Long Term Care Insurance Plan Summary.[10]*
10.9	Amendment No. 1 to the Hudson Technologies, Inc. 2008 Stock Incentive Plan adopted October 22, 2013.[11]*
10.10	2014 Stock Incentive Plan[12]*
10.11	Form of Incentive Stock Option Agreement under the 2014 Stock Incentive Plan with full vesting upon issuance.[13]*
10.12	Form of Incentive Stock Option Agreement under the 2014 Stock Incentive Plan with options vesting in equal installments over two year period.[13]*
10.13	Form of Non-Incentive Stock Option Agreement under the 2014 Stock Incentive Plan with full vesting upon issuance.[13]*
10.14	Form of Non-Incentive Stock Option Agreement under the 2014 Stock Incentive Plan with options vesting in equal installments over two year period.[13]*
10.15	Form of Incentive Barrier Stock Option Agreement under the 2014 Stock Incentive Plan with full vesting upon issuance.[13]*

10.16	Form of Non-Incentive Barrier Stock Option Agreement under the 2014 Stock Incentive Plan with full vesting upon issuance.[13]*
10.17	Form of Incentive Barrier Stock Option Agreement under the 2008 Stock Incentive Plan with full vesting upon issuance.[13]*
10.18	Form of Non-Incentive Barrier Stock Option Agreement under the 2008 Stock Incentive Plan with full vesting upon issuance.[13]*
10.19	Amended and Restated Agreement with Brian Coleman[15]*
10.20	Agreement, dated September 5, 2016, between Hudson Technologies, Inc. and Nat Krishnamurti. [16]*
10.21	2018 Stock Incentive Plan[17]*
10.22	Form of Incentive Stock Option Agreement under the 2018 Stock Incentive Plan with full vesting upon issuance[18]*
10.23	Form of Incentive Stock Option Agreement under the 2018 Stock Incentive Plan with vesting in equal installments over a specified of time.[18]*
10.24	Form of Non-Qualified Stock Option Agreement under the 2018 Stock Incentive Plan with full vesting upon issuances[18]*
10.25	Form of Non-Qualified Stock Option Agreement under the 2018 Stock Incentive Plan with vesting in equal installments over a specified period of time.[18]*
10.26	Form of Non-Qualified Stock Option Agreement under the 2018 Stock Incentive Plan with conditional vesting provisions.[18]*
10.27	Second Amended and Restated Agreement dated as of September 20, 2019 between the Registrant and Brian F. Coleman[19]*
10.28	Amended and Restated Agreement dated as of September 20, 2019 between the Registrant and Nat Krishnamurti[19]*
10.29	Third Amended and Restated Agreement dated December 19, 2019 between the Registrant and Brian F. Coleman[20]*
10.30	Fourth Amended and Restated Agreement dated as of June 24, 2020 between the Registrant and Brian F. Coleman[21]*
10.31	Amended and Restated Agreement dated September 30, 2019 between the Company and Kathleen L. Houghton[22]*
10.32	Hudson Technologies, Inc. 2020 Stock Incentive Plan[23]*
10.33	Form of Incentive Stock Option Agreement under the 2020 Stock Incentive Plan with full vesting upon issuance[25]*
10.34	Form of Incentive Stock Option Agreement under the 2020 Stock Incentive Plan with vesting in equal installments over a specified period of time[25]*
10.35	Form of Non-Qualified Stock Option Agreement under the 2020 Stock Incentive Plan with full vesting upon issuance[25]*
10.36	Form of Non-Qualified Stock Option Agreement under the 2020 Stock Incentive Plan with vesting in equal installments over a specified period of time[25]*
10.37	Form of Non-Qualified Stock Option Agreement under the 2020 Stock Incentive Plan with conditional vesting provisions[25]*
10.38	Amended and Restated Credit Agreement dated March 2, 2022 by and among Wells Fargo Bank, National Association, as Agent, Hudson Technologies, Inc., and the Borrowers and Lenders party thereto[26]
10.39	First Amendment to Guaranty and Security Agreement dated March 2, 2022 by and among the Grantors named therein and Wells Fargo Bank, National Association, as Agent[26]
10.40	Form of Stock Appreciation Rights Award Agreement[27]

14	Code of Business Conduct and Ethics.[6]
21	Subsidiaries of the Company.[28]
23.1	Consent of BDO USA, P.C.[28]
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.[28]
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.[28]
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.[28]
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.[28]
97	Hudson Technologies, Inc. Clawback Policy[28]
101	Interactive data file pursuant to Rule 405 of Regulation S-T.[28]

---

(1) Incorporated by reference to the comparable exhibit filed with the Company's Registration Statement on Form SB-2 (No. 33-80279-NY).

(2) Incorporated by reference to the comparable exhibit filed with the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1999.

(3) Incorporated by reference to the comparable exhibit filed with the Company's Annual Report on Form 10-KSB for the year ended December 31, 2000.

(4) Incorporated by reference to the comparable exhibit filed with the Company's Annual Report on Form 10-KSB for the year ended December 31, 2001.

(5) Incorporated by reference to the comparable exhibit filed with the Company's Annual Report on Form 10-KSB for the year ended December 31, 2002.

(6) Incorporated by reference to the comparable exhibit filed with the Company's Current Report on Form 8-K, for the event dated March 3, 2005, and filed May 31, 2005.

(7) Incorporated by reference to Appendix B to the Company's Definitive Proxy Statement on Schedule 14A filed August 18, 2004.

(8) Incorporated by reference to Appendix I to the Company's Definitive Proxy Statement on Schedule 14A filed July 29, 2008.

(9) Incorporated by reference to the comparable exhibit filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2008.

(10) Incorporated by reference to the comparable exhibit filed with the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

(11) Incorporated by reference to the comparable exhibit filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2013.

(12) Incorporated by reference to Appendix B to the Company's Definitive Proxy Statement on Schedule 14A filed August 12, 2014.

(13) Incorporated by reference to the comparable exhibit filed with the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2014.

(14) Incorporated by reference to the comparable exhibit filed with the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

(15) Incorporated by reference to the comparable exhibit filed with the Company Annual Report on form 10-K for the year ended December 31, 2015.

(16) Incorporated by reference to the comparable exhibit filed with the Company's Current Report on Form 8-K filed September 9, 2016.

(17) Incorporated by reference to the comparable exhibit filed with the Company's Registration Statement on Form S-8 filed December 21, 2018.

(18) Incorporated by reference to the comparable exhibit filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2018.

(19) Incorporated by reference to the comparable exhibit filed with the Company's Current Report on Form 8-K filed September 23, 2019.

(20) Incorporated by reference to the comparable exhibit filed with the Company's Current Report on Form 8-K filed December 20, 2019.

(21) Incorporated by reference to the comparable exhibit filed with the Company's Current Report on Form 8-K filed July 20, 2020.

(22) Incorporated by reference to the comparable exhibit filed with the Company's Current Report on Form 8-K filed September 16, 2020.

(23) Incorporated by reference to the comparable exhibit filed with the Company's Registration Statement on Form S-8 filed June 30, 2020.

(24) Incorporated by reference to the comparable exhibit filed with the Company's Annual Report on Form 10-K filed March 13, 2020.

(25) Incorporated by reference to the comparable exhibit filed with the Company's Annual Report on Form 10-K filed March 12, 2021.

(26) Incorporated by reference to the comparable exhibit filed with the Company's Current Report on Form 8-K filed March 3, 2022.

(27) Incorporated by reference to the comparable exhibit filed with the Company's Annual Report on Form 10-K filed March 24, 2022.

(28) Filed herewith.

(*) Denotes Management Compensation Plan, agreement or arrangement.

Item 16.   Form 10-K Summary

None.

Hudson Technologies, Inc.

Consolidated Financial Statements

Contents

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Hudson Technologies, Inc.
Woodcliff Lake, New Jersey

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Hudson Technologies, Inc. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated March 14, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory Valuation — Assessment of Net Realizable Value

As described in Notes 1 and 4 to the consolidated financial statements, inventories total approximately $154.5 million as of December 31, 2023. Inventories, consisting primarily of refrigerant products available for sale, are stated at the lower of cost, on a first-in first-out basis, or net realizable value. Where the market price of inventory is less than the related cost, the Company may be required to write down its inventory through a lower of cost or net realizable value adjustment, the impact of which would be reflected in the cost of sales on the Consolidated Income Statements. Any such adjustment would be based on management's judgements regarding future demand and market conditions and analysis of historical experience.

We identified assessment of net realizable value of certain inventories as a critical audit matter. Determining whether the Company may be required to write down its inventory through a lower of cost or net realizable value adjustment based on future demand, market conditions and analysis of historical experience requires significant judgment due to the subjectivity of these assumptions. Auditing these elements involved especially challenging and subjective auditor judgement due to the nature of the audit effort required to address these matters.

The primary procedures we performed to address this critical audit matter included evaluating the reasonableness of the judgments regarding future demand, market conditions and analysis of historical experience of certain inventories by:

- Evaluating the consistency of current, historical, and subsequent pricing of inventory to the cost of inventory on hand at December 31, 2023.
- Evaluating the consistency of the judgments with the company's objectives and strategies.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 1994

Stamford, Connecticut

March 14, 2024

HUDSON TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except for share and par value amounts)

	December 31,	
	2023	**2022**
Assets		
Current assets:		
Cash and cash equivalents	$ 12,446	$ 5,295
Trade accounts receivable – net	25,169	20,872
Inventories	154,450	145,377
Income tax receivable	5,438	—
Prepaid expenses and other current assets	7,492	5,289
Total current assets	204,995	176,833
Property, plant and equipment, less accumulated depreciation	19,375	20,568
Goodwill	47,803	47,803
Intangible assets, less accumulated amortization	14,771	17,564
Right of use asset	6,591	7,339
Other assets	3,137	2,386
Total Assets	$296,672	$272,493
Liabilities and Stockholders' Equity		
Current liabilities:		
Trade accounts payable	$ 23,399	$ 14,165
Accrued expenses and other current liabilities	31,537	27,908
Accrued payroll	3,615	6,303
Current maturities of long-term debt	—	4,250
Total current liabilities	58,551	52,626
Deferred tax liability	4,558	244
Long-term lease liabilities	4,790	5,763
Long-term debt, less current maturities, net of deferred financing costs	—	38,985
Total Liabilities	67,899	97,618
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, shares authorized 5,000,000: Series A Convertible preferred stock, $0.01 par value ($100 liquidation preference value); shares authorized 150,000; none issued or outstanding	—	—
Common stock, $0.01 par value; shares authorized 100,000,000; issued and outstanding: 45,502,380 and 45,287,619 respectively	455	453
Additional paid-in capital	118,091	116,442
Retained earnings	110,227	57,980
Total Stockholders' Equity	228,773	174,875
Total Liabilities and Stockholders' Equity	$296,672	$272,493

See Accompanying Notes to the Consolidated Financial Statements.

HUDSON TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(Amounts in thousands, except for share and per share amounts)

	For the years ended December 31,		
	2023	2022	2021
Revenues	$ 289,025	$ 325,225	$ 192,748
Cost of sales	177,518	162,332	121,084
Gross profit	111,507	162,893	71,664
Operating expenses:			
Selling, general and administrative	30,542	28,591	26,566
Amortization	2,793	2,793	2,793
Total operating expenses	33,335	31,384	29,359
Operating income	78,172	131,509	42,305
Other (expense) income:			
Interest expense	(8,352)	(14,327)	(11,376)
Other income	—	—	2,470
Total other expense	(8,352)	(14,327)	(8,906)
Income before income taxes	69,820	117,182	33,399
Income tax expense	17,573	13,381	1,140
Net income	$ 52,247	$ 103,801	$ 32,259
Net income per common share – Basic	$ 1.15	$ 2.31	$ 0.74
Net income per common share – Diluted	$ 1.10	$ 2.20	$ 0.69
Weighted average number of shares outstanding – Basic	45,385,433	44,990,104	43,765,443
Weighted average number of shares outstanding – Diluted	47,338,231	47,109,018	46,640,822

See Accompanying Notes to the Consolidated Financial Statements.

HUDSON TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Amounts in thousands, except for share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
Balance at January 1, 2021	43,347,887	$433	$118,269	$ (78,080)	$ 40,622
Issuance of common stock upon exercise of stock options	1,398,979	14	187	—	201
Excess tax benefits from exercise of stock options	—	—	(2,655)	—	(2,655)
Issuance of common stock for services	12,059	1	—	—	1
Share-based compensation	—	—	511	—	511
Net income	—	—	—	32,259	32,259
Balance at December 31, 2021 . . .	44,758,925	$448	$116,312	$ (45,821)	$ 70,939
Issuance of common stock upon exercise of stock options	519,749	5	177	—	182
Excess tax benefits from exercise of stock options	—	—	(969)	—	(969)
Issuance of common stock for services	8,945	—	—	—	—
Share-based compensation	—	—	922	—	922
Net income	—	—	—	103,801	103,801
Balance at December 31, 2022 . . .	45,287,619	$453	$116,442	$ 57,980	$174,875
Issuance of common stock upon exercise of stock options	214,761	2	37	—	39
Excess tax benefits from exercise of stock options	—	—	(694)	—	(694)
Share-based compensation	—	—	2,306	—	2,306
Net income	—	—	—	52,247	52,247
Balance at December 31, 2023 . . .	45,502,380	$455	$118,091	$110,227	$228,773

See Accompanying Notes to the Consolidated Financial Statements.

HUDSON TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	For the years ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 52,247	$ 103,801	$ 32,259
Adjustments to reconcile net income to cash provided by (used in) operating activities:			
Depreciation	2,989	3,184	3,387
Amortization of intangible assets	2,793	2,793	2,793
Impairment of long lived assets	2,120	—	—
Forgiveness of Payroll Protection Program loan	—	—	(2,475)
Lower of cost or net realizable value inventory adjustment	(2,259)	1,837	(2,806)
Allowance for doubtful accounts	659	474	44
Amortization of deferred finance cost	726	1,086	1,125
Loss on extinguishment of debt	3,427	4,665	—
Share based compensation	2,306	922	511
Deferred tax expense	4,314	(1,449)	337
Changes in assets and liabilities:			
Trade accounts receivable	(4,957)	(7,123)	(4,461)
Inventories	(6,814)	(53,070)	(46,878)
Prepaid and other assets	(3,182)	1,782	(2,120)
Lease obligations	—	17	4
Income taxes receivable/payable	(5,277)	(630)	674
Accounts payable and accrued expenses	9,455	4,526	16,378
Cash provided by (used in) operating activities	58,547	62,815	(1,228)
Cash flows from investing activities:			
Additions to property, plant, and equipment	(3,580)	(3,659)	(1,922)
Cash used in investing activities	(3,580)	(3,659)	(1,922)
Cash flows from financing activities:			
Net proceeds from issuances of common stock and exercises of stock options	39	182	201
Excess tax benefits from exercise of stock options	(694)	(969)	(2,655)
Payment of deferred financing cost	—	(8,512)	—
Borrowing of short-term debt – net	—	—	13,000
Proceeds from long term debt	—	100,000	—
Repayment of long-term debt	(47,161)	(148,054)	(5,252)
Cash (used in) provided by financing activities	(47,816)	(57,353)	5,294
Increase in cash and cash equivalents	7,151	1,803	2,144
Cash and cash equivalents at beginning of period	5,295	3,492	1,348
Cash and cash equivalents at end of period	$ 12,446	$ 5,295	$ 3,492
Supplemental disclosure of cash flow information:			
Cash paid during period for interest	$ 4,475	$ 11,702	$ 10,157
Cash paid for income taxes	$ 18,536	$ 15,460	$ 128
Property and equipment included in accrued expenses and other current liabilities	$ 337	—	—

See Accompanying Notes to the Consolidated Financial Statements.

Note 1 — Summary of Significant Accounting Policies

Business

Hudson Technologies, Inc. ("Hudson" or the "Company"), incorporated under the laws of New York on January 11, 1991, is a refrigerant services company providing innovative solutions to recurring problems within the refrigeration industry. Hudson has proven, reliable programs that meet customer refrigerant needs by providing environmentally sustainable solutions from initial sale of refrigerant gas through recovery, reclamation and reuse, peak operating performance of equipment through energy efficiency and emergency air conditioning and refrigeration system repair, to final refrigerant disposal and carbon credit trading.

The Company's operations consist of one reportable segment. The Company's products and services are primarily used in commercial air conditioning, industrial processing and refrigeration systems, and include refrigerant and industrial gas sales, refrigerant management services consisting primarily of reclamation of refrigerants and RefrigerantSide® Services performed at a customer's site. RefrigerantSide® Services consist of system decontamination to remove moisture, oils and other contaminants intended to restore systems to designed capacity. As a component of the Company's products and services, the Company also participates in the generation of carbon offset projects. The Company operates principally through its wholly-owned subsidiary, Hudson Technologies Company. Unless the context requires otherwise, references to the "Company", "Hudson", "we", "us", "our", or similar pronouns refer to Hudson Technologies, Inc. and its subsidiaries.

In preparing the accompanying consolidated financial statements, and in accordance with Accounting Standards Codification ("ASC") 855-10 "Subsequent Events", the Company's management has evaluated subsequent events through the date that the financial statements were filed.

AIM Act

The United States Environmental Protection Agency ("EPA") issued several final rules establishing the framework to allocate allowances for virgin production and consumption of hydrofluorocarbon refrigerants ("HFCs") that currently provide allowances through 2028. The EPA is responsible for the administration of the HFC phase down enacted by Congress under the AIM Act.

The AIM Act directs the EPA to address the reduction in virgin HFCs and provides authority to do so in three respects:

1) phase down the production and consumption of listed HFCs,

2) manage these HFCs and their substitutes including reclamation of refrigerants, and

3) facilitate the transition to next-generation technologies.

Congress required that the EPA consider ways to promote reclamation in all phases of its implementation of the AIM Act. The AIM Act introduced a stepdown of 10% from baseline levels in 2022 and 2023, and establishes a cumulative 40% reduction in the baseline for 2024. Hudson received allocation allowances for calendar years 2022 and 2023 equal to approximately 3 million Metric Tons Exchange Value Equivalents per year, or approximately 1% of the total HFC consumption, with allowances for future periods to be determined at a later date. Reclamation will be critical to maintaining necessary HFC supply levels to ensure an orderly phasedown. Reclamation is not subject to the allowance system or restricted from use.

On October 6, 2023, the EPA announced the latest actions to phase down HFCs under the AIM Act:

1) <u>Finalization of the Technology Transition Rule</u> — The first new action is a final rule to accelerate the ongoing transition to more efficient and climate-safe technologies in new refrigeration, heating and cooling systems and other products by restricting the use of HFCs where alternatives are already available. The rule, which applies to both imported and domestically manufactured products, bans

HFCs in certain equipment and sets a limit on the global warming potentials (GWPs) of the HFCs that can be used in each subsector, with compliance dates ranging from 2025 to 2028.

In December 2023, the EPA announced an interim final rule on this matter, which provides an additional year, until January 1, 2026, for the installation of new residential and light commercial air conditioning systems and heat pump systems that use components manufactured or imported prior to January 1, 2025. Importantly, to qualify for the extended compliance deadline, all components of a system using the higher Global Warming Potential (GWP) HFC must be manufactured or imported prior to January 1, 2025.

2) <u>Proposed Refrigerant Management Rule</u> — The second action is a proposed rule (subject to further comments) to better manage and reuse existing HFCs, including by reducing wasteful leaks from equipment and supporting HFC recycling and reclamation. The proposed rule, which is expected to be finalized during the third quarter of 2024, includes requirements for repairing leaky equipment, use of automatic leak detection systems on large refrigeration systems, use of reclaimed HFCs for certain applications, recovery of HFCs from cylinders before their disposal, and a container tracking system.

Consolidation

The consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, represent all companies of which Hudson directly or indirectly has majority ownership or otherwise controls. Significant intercompany accounts and transactions have been eliminated. The Company's consolidated financial statements include the accounts of wholly-owned subsidiaries Hudson Holdings, Inc. and Hudson Technologies Company. The Company does not present a statement of comprehensive income as its comprehensive income is the same as its net income.

Fair Value of Financial Instruments

The carrying values of financial instruments including cash, trade accounts receivable and accounts payable approximate fair value at December 31, 2023 and December 31, 2022, because of the relatively short maturity of these instruments. The carrying value of debt approximates fair value, due to the variable rate nature of the debt, as of December 31, 2022. See Note 2 for further details.

Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments and trade accounts receivable. The Company maintains its temporary cash investments in highly-rated financial institutions and, at times, the balances exceed FDIC insurance coverage. The Company's trade accounts receivable are primarily due from companies throughout the United States. The Company reviews each customer's credit history before extending credit.

The Company establishes an allowance for credit losses. In accordance with the "expected credit loss" model, the carrying amount of accounts receivable is reduced by a valuation allowance that reflects the Company's best estimate of the amounts that it does not expect to collect. In addition to reviewing delinquent accounts receivable, the Company considers many factors in estimating its reserve, including types of customers and their credit worthiness, experience and historical data adjusted for current conditions.

The carrying value of the Company's accounts receivable is reduced by the established allowance for credit losses. The allowance for doubtful accounts includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve for the remaining accounts receivable balances. The Company adjusts its reserves based on factors that affect the collectability of the accounts receivable balances.

For the year ended December 31, 2023, there was one customer accounting for greater than 10% of the Company's revenues and one customer accounted for over 10% of the outstanding accounts receivable at December 31, 2023. For the year ended December 31, 2022, there was no customer that accounted for 10% of the Company's revenues but one customer accounted for over 10% of the outstanding accounts receivable at

December 31, 2022. For the year ended December 31, 2021, one customer accounted for 10% of the Company's revenues and one customer accounted for over 10% of the outstanding accounts receivable at December 31, 2021.

The loss of a principal customer or a decline in the economic prospects of and/or a reduction in purchases of the Company's products or services by any such customer could have a material adverse effect on the Company's operating results and financial position.

Cash and Cash Equivalents

Temporary investments with original maturities of ninety days or less are included in cash and cash equivalents.

Inventories

Inventories, consisting primarily of refrigerant products available for sale, are stated at the lower of cost, on a first-in first-out basis, or net realizable value. Where the market price of inventory is less than the related cost, the Company may be required to write down its inventory through a lower of cost or net realizable value adjustment, the impact of which would be reflected in cost of sales on the Consolidated Income Statements. Any such adjustment would be based on management's judgment regarding future demand and market conditions and analysis of historical experience.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, including internally manufactured equipment. The cost to complete equipment that is under construction is not considered to be material to the Company's financial position. Provision for depreciation is recorded using the straight-line method over the useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over the shorter of economic life or terms of the respective leases. Costs of maintenance and repairs are charged to expense when incurred.

Due to the specialized nature of the Company's business, it is possible that the Company's estimates of equipment useful life periods may change in the future.

Goodwill

The Company has made acquisitions that included a significant amount of goodwill and other intangible assets. The Company applies the purchase method of accounting for acquisitions, which among other things, requires the recognition of goodwill (which represents the excess of the purchase price of the acquisition over the fair value of the net assets acquired and identified intangible assets). The Company tests its goodwill for impairment annually on a qualitative or quantitative basis (the first day of the fourth quarter) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an asset below its carrying value. Goodwill is tested for impairment at the reporting unit level. When performing the annual impairment test, the Company has the option of first performing a qualitative assessment, which requires management to make assumptions affecting a reporting unit, to determine the existence of events and circumstances that would lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If such a conclusion is reached, the Company is then required to perform a quantitative impairment assessment of goodwill. The Company has one reporting unit at December 31, 2023. Other intangible assets that meet certain criteria are amortized over their estimated useful lives.

An impairment charge is recorded based on the excess of a reporting unit's carrying amount over its fair value. An impairment charge would be recognized when the carrying amount exceeds the estimated fair value of a reporting unit. These impairment evaluations use many assumptions and estimates in determining an impairment loss, including certain assumptions and estimates related to future earnings. If the Company does not achieve its earnings objectives, the assumptions and estimates underlying these impairment evaluations could be adversely affected, which could result in an asset impairment charge that would negatively impact operating results. During the fourth quarter of 2023, the Company completed its annual impairment test as of October 1 and determined in its qualitative assessment that it is more likely than not that the fair value of the reporting unit is greater than its carrying amount, resulting in no goodwill impairment. There can be no assurances that future sustained declines in macroeconomic or business conditions affecting our industry will not occur, which could result in goodwill impairment charges in future periods.

There were no goodwill impairment losses recognized in 2023, 2022 or 2021.

Leases

The Company determines if an arrangement contains a lease at inception. An arrangement contains a lease if it implicitly or explicitly identifies an asset to use and conveys the right to control the use of the identified asset in exchange for consideration. As a lessee, the Company includes operating leases in operating lease right-of-use ("ROU") assets, operating lease liabilities, and non-current operating lease liabilities in its consolidated balance sheets.

Finance leases are included in property and equipment in the consolidated balance sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized upon commencement of the lease based on the present value of the lease payments over the lease term. As most of the Company's leases do not provide an implicit interest rate, the Company generally uses its incremental borrowing rate based on the estimated rate of interest for fully collateralized and fully amortizing borrowings over a similar term of the lease payments and commencement date to determine the present value of lease payments. When readily determinable, the Company uses the implicit rate. The Company's lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Expenses associated with operating leases and finance leases are included in selling, general and administrative within the consolidated statement of income.

Cylinder Deposit Liability

The cylinder deposit liability, which is included in Accrued expenses and other current liabilities on the Company's Balance Sheet, represents the amount due to customers for the return of refillable cylinders. The Company charges its customers cylinder deposits upon the shipment of refrigerant gases that are contained in refillable cylinders. The amount charged to the customer by the Company approximates the cost of a new cylinder of the same size. Upon return of a cylinder, this liability is reduced. The cylinder deposit liability balance was $17.2 million and $13.6 million at December 31, 2023 and 2022, respectively.

Revenues and Cost of Sales

The Company's products and services are primarily used in commercial air conditioning, industrial processing and refrigeration systems. Most of the Company's revenues are realized from the sale of refrigerant and industrial gases and related products. The Company also generates revenue from refrigerant management services performed at a customer's site and in-house. The Company conducts its business primarily within the US.

The Company applies the FASB's guidance on revenue recognition, which requires the Company to recognize revenue in an amount that reflects the consideration to which the Company expects to be entitled in exchange for goods or services transferred to its customers. In most instances, the Company's contract with a customer is the customer's purchase order and the sales price to the customer is fixed. For certain customers, the Company may also enter into a sales agreement outlining a framework of terms and conditions applicable to future purchase orders received from that customer. Because the Company's contracts with customers are typically for a single customer purchase order, the duration of the contract is usually less than one year. The Company's performance obligations related to product sales are satisfied at a point in time, which may occur upon shipment of the product or receipt by the customer, depending on the terms of the arrangement. The Company's performance obligations related to reclamation and RefrigerantSide® services are generally satisfied at a point in time when the service is performed. Accordingly revenues are recorded upon the shipment of the product, or in certain instances upon receipt by the customer, or the completion of the service.

In July 2016 the Company was awarded, as prime contractor, a five-year contract, including a five-year renewal option,which has been exercised through July 2026, by the United States Defense Logistics Agency ("DLA") for the management, supply, and sale of refrigerants, compressed gases, cylinders and related services. The Company determined that the sale of refrigerants and the management services provided each have stand-alone value. Accordingly, the performance obligations related to the sale of refrigerants is satisfied at a point in time, mainly when the customer receives and obtains control of the product. The performance obligation related to management service revenue is satisfied over time and revenue is recognized on a straight-line basis over the term of the arrangement as the management services are provided. For the years ended December 31, 2023, 2022 and 2021 management services revenue were $2.4 million, $2.3 million, and $2.2 million respectively.

Cost of sales is recorded based on the cost of products shipped or services performed and related direct operating costs of the Company's facilities. In general, the Company performs shipping and handling services for its customers in connection with the delivery of refrigerant and other products. The Company elected to implement ASC 606-10-25-18B, whereby the Company accounts for such shipping and handling as activities to fulfill the promise to transfer the good. To the extent that the Company charges its customers shipping fees, such amounts are included as a component of revenue and the corresponding costs are included as a component of cost of sales.

The Company's revenues are derived from Product and related sales and RefrigerantSide® Services revenues. The revenues for each of these lines are as follows:

Years Ended December 31,	2023	2022	2021
	(in thousands)		
Product and related sales	$281,954	$319,019	$187,799
RefrigerantSide® Services	7,071	6,206	4,949
Total	$289,025	$325,225	$192,748

Income Taxes

The Company is taxed at statutory corporate income tax rates after adjusting income reported for financial statement purposes for certain items. Current income tax expense reflects the tax results of revenues and expenses currently taxable or deductible. The Company utilizes the asset and liability method of accounting for deferred income taxes, which provides for the recognition of deferred tax assets or liabilities, based on enacted tax rates and laws, for the differences between the financial and income tax reporting bases of assets and liabilities. The tax benefit associated with the Company's net operating loss carry forwards ("NOLs") is recognized to the extent that the Company expects to realize future taxable income.

During the year ended December 31, 2022, the Company concluded that its deferred tax assets were more likely than not to become realizable. The Company fully reversed its existing valuation allowance of $15.1 million, with $11.6 million reversed during the first and second quarters of 2022, and the remaining $3.5 million through the third and fourth quarters of 2022. The conclusion that a valuation allowance was no longer needed was based on the achievement of three years of cumulative pre-tax income, the utilization of the Company's $29.3 million federal NOLs, which comprised a majority of the Company's deferred tax assets, combined with estimates of future years' pre-tax income that were sufficient to realize the remaining deferred tax assets.

For the year ended December 31, 2023 the Company had no federal NOLs, as the Company utilized all of its remaining federal NOLs during the year ended December 31, 2022. For the year ended December 31, 2023, the Company had state tax NOLs of approximately $1.8 million, expiring in various years. We review the likelihood that we will realize the benefit of our deferred tax assets on a quarterly basis.

The Company evaluates uncertain tax positions, if any, by determining if it is more likely than not to be sustained upon examination by the taxing authorities. For the years ended December 31, 2023 and December 31, 2022, the Company believes it had no uncertain tax positions.

Income per Common and Equivalent Shares

If dilutive, common equivalent shares (common shares assuming exercise of options) utilizing the treasury stock method are considered in the presentation of diluted income per share. The reconciliation of shares used to determine net income per share is as follows (dollars in thousands):

	Years ended December 31,		
	2023	**2022**	**2021**
Net income	$ 52,247	$ 103,801	$ 32,259
Weighted average number of shares – basic	45,385,433	44,990,104	43,765,443
Shares underlying options	1,952,798	2,118,914	2,875,379
Weighted average number of shares outstanding – diluted	47,338,231	47,109,018	46,640,822

During the years ended December 31, 2023, 2022 and 2021, certain options aggregating 17,172, 28,467 and 2,583,523 shares, respectively, have been excluded from the calculation of diluted shares, due to the fact that their effect would be anti-dilutive.

Estimates and Risks

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the use of estimates and assumptions that affect the amounts reported in these financial statements and footnotes. The Company considers these accounting estimates to be critical in the preparation of the accompanying consolidated financial statements. The Company uses information available at the time the estimates are made. However, these estimates could change materially if different information or assumptions were used. Additionally, these estimates may not ultimately reflect the actual amounts of the final transactions that occur. The Company utilizes both internal and external sources to evaluate potential current and future liabilities for various commitments and contingencies. In the event that the assumptions or conditions change in the future, the estimates could differ from the original estimates.

Several of the Company's accounting policies involve significant judgments, uncertainties, and estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. To the extent that actual results differ from management's judgments and estimates, there could be a material adverse effect on the Company. On a continuous basis, the Company evaluates its estimates, including, but not limited to, those estimates related to its allowance for doubtful accounts, inventory reserves, goodwill and commitments and contingencies. With respect to trade accounts receivable, the Company estimates the necessary allowance for doubtful accounts based on both historical and anticipated trends of payment history and the ability of the customer to fulfill its obligations. For inventory, the Company evaluates both current and anticipated sales prices of its products to determine if a write down of inventory to net realizable value is necessary.

The Company participates in an industry that is highly regulated, and changes in the regulations affecting its business could affect its operating results. Currently the Company purchases virgin hydrofluorocarbon ("HFC") and hydrofluroolefin ("HFO") refrigerants and reclaimable, primarily hydrochlorofluorocarbons ("HCFC"), HFC and chlorofluorocarbon ("CFC"), refrigerants from suppliers and its customers. To the extent that the Company is unable to source sufficient quantities of refrigerants or is unable to obtain refrigerants on commercially reasonable terms or experiences a decline in demand and/or price for refrigerants sold by the Company, the Company could realize reductions in revenue from refrigerant sales, which could have a material adverse effect on its operating results and its financial position. The process of sourcing refrigerants includes various procurement costs, such as freight, processing, insurance, and other costs, relating to the delivery of refrigerants. As a result of the recently noted global supply chain issues, the Company determined it could be exposed to incremental costs related to these refrigerant purchases. These costs represent the Company's initial estimate that are possibly subject to finalization in future periods and are recorded in accrued expenses and other current liabilities on the consolidated balance sheet as of December 31, 2023.

The Company is subject to various legal proceedings. The Company assesses the merit and potential liability associated with each of these proceedings. In addition, the Company estimates potential liability, if any, related to these matters. To the extent that these estimates are not accurate, or circumstances change in the future, the Company could realize liabilities, which could have a material adverse effect on its operating results and its financial position.

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell.

Capitalized Software Development Costs

Capitalized internal-use software costs consist of costs to purchase and develop software. For software to be used solely to meet internal needs and for cloud-based applications used to deliver our services, we capitalize costs incurred during the application development stage and include such costs within property and equipment, net within our consolidated balance sheets.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope, and in November 2018, issued ASU No. 2018-19 and in April 2019, issued ASU No. 2019-04 and in May 2019, issued ASU No. 2019-05, and in November 2019, issued ASU No. 2019-11, which each amended the standard. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The new approach to estimating credit losses (referred to as the current expected credit losses model) applies to most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, loans, held-to-maturity debt securities, net investments in leases and off-balance-sheet credit exposures. This ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Entities are required to apply the standard's provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company adopted ASU No. 2016-13 on January 1, 2023. The adoption of ASU No. 2016-13 did not have a material impact on its results of operations or financial position.

In August 2020, the FASB issued ASU 2020-06, "Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity", which is intended to simplify the accounting for convertible instruments by removing certain separation models in Subtopic 470-20, Debt-Debt with Conversion and Other Options, for convertible instruments. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2022, with early adoption permitted. The Company adopted ASU 2020-06 on January 1, 2023. The adoption of ASU 2020-06 did not have a material impact on its results of operations or financial position.

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which requires public business entities to disclose additional information in specified categories with respect to the reconciliation of the effective tax rate to the statutory rate for federal, state, and foreign income taxes. It also requires greater detail about individual reconciling items in the rate reconciliation to the extent the impact of those items exceeds a specified threshold. In addition to new disclosures associated with the rate reconciliation, the ASU requires information pertaining to taxes paid (net of refunds received) to be disaggregated for federal, state, and foreign taxes and further disaggregated for specific jurisdictions to the extent the related amounts exceed a quantitative threshold. The ASU also describes items that need to be disaggregated based on their nature, which is determined by reference to the item's fundamental or essential characteristics, such as the transaction or event that triggered the establishment of the reconciling item and the activity with which the reconciling item is associated. The ASU eliminates the historic requirement that entities disclose information concerning unrecognized tax benefits having a reasonable possibility of significantly increasing or decreasing in the 12 months following the reporting date. This ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. This

ASU should be applied on a prospective basis; however, retrospective application is permitted. The Company is currently evaluating the impact that ASU 2023-09 will have on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segments," which aims to improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. Currently, Topic 280 requires that a public entity disclose certain information about its reportable segments. For example, a public entity is required to report a measure of segment profit or loss that the CODM uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in this ASU do not change or remove those disclosure requirements and do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company does not expect that the requirements of ASU 2023-07 will have a material impact on its consolidated financial statements.

Note 2 — Fair Value

ASC Subtopic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based upon observable inputs used in the valuation techniques, the Company is required to provide information according to the fair value hierarchy.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values into three broad levels as follows:

Level 1: Valuations for assets and liabilities traded in active markets from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2: Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third-party pricing services for identical or similar assets or liabilities.

Level 3: Valuations for assets and liabilities include certain unobservable inputs in the assumptions and projections used in determining the fair value assigned to such assets or liabilities.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Note 3 — Trade accounts receivable — net

The opening and closing balance of the company's accounts receivable is as follows:

	Beginning Balance at January 1	Increase (Decrease), Net	Ending Balance at December 31
	(in thousands)		
2023	$20,872	$4,297	$25,169
2022	$14,223	$6,649	$20,872

At December 31, 2023 and 2022, trade accounts receivable are net of reserves for allowance for credit losses of $2.0 million and $1.9 million, respectively. The following table represents the activity occurring in the reserves for allowance for credit losses in 2023 and 2022.

	Beginning Balance at January 1	Net additions charged to Operations	Deductions and Other	Ending Balance at December 31
	(in thousands)			
2023	$1,927	$659	$(592)	$1,994
2022	$1,584	$474	$(131)	$1,927

Note 4 — Inventories

Inventories consist of the following:

	December 31, 2023	December 31, 2022
	(in thousands)	
Refrigerants and cylinders	$159,654	$152,840
Less: net realizable value adjustments	(5,204)	(7,463)
Total	$154,450	$145,377

Note 5 — Property, plant and equipment

Elements of property, plant and equipment are as follows:

December 31,	2023	2022	Estimated Lives
	(in thousands)		
Property, plant and equipment			
– Land	$ 1,255	$ 1,255	
– Land improvements	319	319	6 – 10 years
– Buildings	1,446	1,446	25 – 39 years
– Building improvements	3,467	3,396	25 – 39 years
– Cylinders	13,220	13,315	15 – 30 years
– Equipment	29,397	27,258	3 – 10 years
– Equipment under capital lease	315	315	5 – 7 years
– Vehicles	1,790	1,773	3 – 5 years
– Lab and computer equipment, software	3,233	3,103	2 – 8 years
– Furniture & fixtures	933	840	5 – 10 years
– Leasehold improvements	865	852	3 – 5 years
– Construction-in-Progress	2,844	3,533	
Subtotal	59,084	57,405	
Less: Accumulated depreciation	(39,709)	(36,837)	
Total	$ 19,375	$ 20,568	

Depreciation expense for the years ended December 31, 2023, 2022 and 2021 was $3.0 million, $3.2 million and $3.4 million, respectively, of which $2.0 million, $2.0 million and $1.9 million, respectively, were included as cost of sales in the Company's Consolidated Income Statements.

Note 6 — Leases

The Company has various lease agreements with terms up to 11 years, including leases of buildings and various equipment. Some leases include options to purchase, terminate or extend for one or more years. These options are included in the lease term when it is reasonably certain that the option will be exercised.

At inception, the Company determines if an arrangement contains a lease and whether that lease meets the classification criteria of a finance or operating lease. Some of the Company's lease arrangements contain lease components (e.g. minimum rent payments) and non-lease components (e.g. common area maintenance, charges, utilities and property taxes). The Company elected the package of practical expedients permitted under the transition guidance, which allows it to carry forward its historical lease classification, its assessment on whether a contract contains a lease, and its initial direct costs for any leases that existed prior to the adoption of the new standard. The Company also elected to combine lease and non-lease components and to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated income statements on a straight line basis over the lease term. The Company's lease agreements do not contain any material residual value, guarantees or material restrictive covenants.

Operating leases are included in Right of use asset, Accrued expenses and other current liabilities, and Long-term lease liabilities on the consolidated balance sheets. These assets and liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company's secured incremental borrowing rates or implicit rates, when readily determinable. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the balance sheet. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Variable lease expense is recognized in the period in which the obligation for those payments is incurred.

Operating lease expense of $1.7 million, $2.6 million and $3.1 million, for the years ended December 31, 2023, 2022 and 2021, respectively, is included in Selling, general and administrative expenses on the consolidated income statements.

The following table presents information about the amount and timing of cash flows arising from the Company's operating leases as of December 31, 2023.

Maturity of Lease Payments	December 31, 2023
	(in thousands)
– 2024	1,914
– 2025	1,663
– 2026	1,500
– 2027	1,043
– 2028	656
– Thereafter	823
Total undiscounted operating lease payments	7,599
Less imputed interest	(911)
Present value of operating lease liabilities	$6,688

Balance Sheet Classification

December 31,	2023	2022
Current lease liabilities (recorded in Accrued expenses and other current liabilities)	$1,898	$1,663
Long-term lease liabilities	4,790	5,763
Total operating lease liabilities	$6,688	$7,426

Other Information

December 31,	2023	2022
Weighted-average remaining term for operating leases	2.92 years	3.60 years
Weighted-average discount rate for operating leases	8.27 %	8.21%

Supplemental cash flow and non-cash information related to leases

December 31,	2023	2022
Cash paid for amounts included in measurement of lease liabilities:		
Operating cash flow from operating leases	$1,782	$2,588
Right -of-use assets obtained in exchange for new operating lease liabilities . . .	$1,020	$2,659

Note 7 — Income taxes

Income tax expense for the years ended December 31, 2023, 2022 and 2021 was $17.6 million, $13.4 million and $1.1 million, respectively. The income tax expense (benefit) for each of the years ended December 31, 2023, 2022 and 2021 were provided for federal and state income tax at statutory rates applied to the pre-tax income (loss) for each of the periods.

The following summarizes the provision for income taxes:

Years Ended December 31,	2023	2022	2021
		(in thousands)	
Current:			
Federal	$10,319	$11,995	$ 453
State and local	2,940	2,835	350
	13,259	14,830	803
Deferred:			
Federal	3,667	(323)	267
State and local	647	(1,126)	70
	4,314	(1,449)	337
Expense for income taxes	$17,573	$13,381	$1,140

Reconciliation of the Company's actual tax rate to the U.S. Federal statutory rate is as follows:

Years ended December 31,	2023	2022	2021
Income tax rates			
– Statutory U.S. federal rate	21%	21%	21%
– State income taxes, net of federal benefit	4%	4%	0%
– Excess tax benefits related to stock compensation	(1)%	(1)%	(4)%
– 162m limitation	1%	1%	—
– PPP Benefit	0%	0%	(2)%
– Change in valuation allowance	0%	(13)%	(12)%
– Other true-up	0%	(1)%	—
Total	25%	11%	3%

For the year ended December 31, 2023, the Company had no federal NOLs carryforward. For the year ended December 31, 2023, the Company had state tax NOL carryforwards of approximately $1.8 million, expiring in various years.

Deferred income tax represents the tax effect of the differences between the book and tax bases of assets and liabilities. The net deferred income tax assets (liabilities) consisted of the following at:

December 31,		2023	2022
		(in thousands)	
Deferred tax assets (liabilities):			
– Reserve for doubtful accounts		$ 497	$ 500
– Inventory reserve		687	1,045
– Non qualified stock options		529	383
– Deferred interest		—	2,637
– Accrued expenses		82	107
Total Deferred income tax assets		$ 1,795	$ 4,672
Deferred tax liabilities:			
– Depreciation and amortization		(6,353)	(4,916)
Total deferred tax liabilities		(6,353)	(4,916)
Net deferred tax liabilities		$(4,558)	$ (244)

We review the likelihood that we will realize the benefit of our deferred tax assets, and therefore the need for valuation allowances, on a quarterly basis. In determining the requirement for a valuation allowance, the historical and projected financial results are considered, along with all other available positive and negative evidence.

The Company's 2019 and prior federal tax years have been closed. The Company operates in many states throughout the United States and, as of December 31, 2023, the state statutes of limitations remain open for tax years subsequent to 2018. The Company recognizes interest and penalties, if any, relating to income taxes as a component of the provision for income taxes.

Note 8 — Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in business combinations accounted for under the purchase method of accounting.

There were no goodwill impairment losses recognized for the years ended December 31, 2023, 2022 and 2021.

Based on the results of the impairment assessments of goodwill and intangible assets performed, management concluded that the fair value of the Company's goodwill exceeds the carrying value and that there are no impairment indicators related to intangible assets.

At December 31, 2023 and December 31, 2022 the Company had $47.8 million of goodwill.

The Company's other intangible assets consist of the following:

	Amortization Period (in years)	2023			2022		
December 31,		Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
		(in thousands)					
Intangible assets with determinable lives							
Covenant not to compete	6 – 10	$ 870	$ 798	72	$ 870	$ 710	160
Customer relationships	3 – 12	31,560	17,151	14,409	31,560	14,491	17,069
Above market leases	13	567	277	290	567	232	335
Total identifiable intangible assets		$32,997	$18,226	$14,771	$32,997	$15,433	$17,564

The amortization of intangible assets for the years ended December 31, 2023, 2022 and 2021, were $2.8 million. Future estimated amortization expense is as follows: 2024 — $2.8 million, 2025 — $2.5 million, 2026 — $2.5 million, 2027 — $2.5 million, 2028 — $2.5 million and thereafter — $1.9 million.

Note 9 — Accrued expenses and other current liabilities

Elements of Accrued expenses and other current liabilities are as follows:

December 31,	2023	2022
	(in thousands)	
Accrued expenses	$12,256	$11,696
Cylinder deposits	17,225	13,638
Lease obligations	1,893	1,669
Other current liabilities	163	905
Total	$31,537	$27,908

Note 10 — Short-term and long-term debt

Elements of short-term and long-term debt are as follows:

December 31,	2023	2022
	(in thousands)	
Short-term & long-term debt		
Short-term debt:		
– Revolving credit line and other debt	$—	$ —
– Term loan facility – current	—	4,250
Subtotal	—	4,250
Long-term debt:		
– Term loan facility – net of current portion of long-term debt	—	27,563
– FILO term loan	—	15,000
– Less: deferred financing costs on term loan	—	(3,578)
Subtotal	—	38,985
Total short-term & long-term debt	$—	$43,235

Revolving Credit Facility

On March 2, 2022, Hudson Technologies Company ("HTC") and Hudson Holdings, Inc. ("Holdings"), as borrowers (collectively, the "Borrowers"), and Hudson Technologies, Inc (the "Company") as a guarantor, entered into an Amended and Restated Credit Agreement (the "Amended Wells Fargo Facility") with Wells Fargo Bank, National Association, as administrative agent and lender ("Agent" or "Wells Fargo") and such other lenders as have or may thereafter become a party to the Amended Wells Fargo Facility. The Amended Wells Fargo facility amended and restated the prior Wells Fargo Facility entered into on December 19, 2019.

Under the terms of the Amended Wells Fargo Facility, the Borrowers: (i) immediately borrowed $15 million in the form of a "first in last out" term loan (the "FILO Tranche") and (ii) may borrow from time to time, up to $75 million at any time consisting of revolving loans (the "Revolving Loans") in a maximum amount up to the lesser of $75 million and a borrowing base that is calculated based on the outstanding amount of the Borrowers' eligible receivables and eligible inventory, as described in the Amended Wells Fargo Facility. The Amended Wells Fargo Facility also contains a sublimit of $9 million for swing line loans and $2 million for letters of credit. The Company currently has a $0.9 million letter of credit outstanding. The FILO Tranche was repaid in full in July 2023 and may not be reborrowed.

Amounts borrowed under the Amended Wells Fargo Facility may be used for working capital needs, certain permitted acquisitions, and to reimburse drawings under letters of credit.

Interest under the Amended Wells Fargo Facility is payable in arrears on the first day of each month. Interest charges with respect to Revolving Loans are computed on the actual principal amount of Revolving Loans outstanding at a rate per annum equal to (A) with respect to Base Rate loans, the sum of (i) a rate per annum equal to the higher of (1) 1.0%, (2) the federal funds rate plus 0.5%, (3) one month term SOFR plus 1.0%, and (4) the prime commercial lending rate of Wells Fargo, plus (ii) between 1.25% and 1.75% depending on average monthly undrawn availability and (B) with respect to SOFR loans, the sum of the applicable SOFR rate plus between 2.36% and 2.86% depending on average quarterly undrawn availability. Interest charges with respect to the FILO Tranche were computed on the actual principal amount of FILO Tranche loans outstanding at a rate per annum equal to (A) with respect to Base Rate FILO Tranche loans, the sum of (i) a rate per annum equal to the higher of (1) 1.0%, (2) the federal funds rate plus 0.5%, (3) one month term SOFR plus 1.0%, and (4) the prime commercial lending rate of Wells Fargo, plus (ii) 6.5% and (B) with respect to SOFR FILO Tranche loans, the sum of the applicable SOFR rate plus 7.50%. The Amended Wells Fargo Facility also includes a monthly unused line fee ranging from 0.35% to 0.75% per annum determined based upon the level of average Revolving Loans outstanding during the immediately preceding month measured against the total Revolving Loans that may be borrowed under the Amended Wells Fargo Facility.

In connection with the closing of the Amended Wells Fargo Facility, the Company also entered into a First Amendment to Guaranty and Security Agreement, dated as of March 2, 2022 (the "Amended Revolver Guaranty and Security Agreement"), pursuant to which the Company and certain subsidiaries are continuing to unconditionally guarantee the payment and performance of all obligations owing by Borrowers to Wells Fargo, as Agent for the benefit of the revolving lenders. Pursuant to the Amended Revolver Guaranty and Security Agreement, Borrowers, the Company and certain other subsidiaries are continuing to grant to the Agent, for the benefit of the Wells Fargo Facility lenders, a security interest in substantially all of their respective assets, including receivables, equipment, general intangibles (including intellectual property), inventory, subsidiary stock, real property, and certain other assets.

The Amended Wells Fargo Facility contains a financial covenant requiring the Company to maintain at all times minimum liquidity (defined as availability under the Amended Wells Fargo Facility plus unrestricted cash) of at least $5 million, of which at least $3 million must be derived from availability. The Amended Wells Fargo Facility also contains a springing covenant, which takes effect only upon a failure to maintain undrawn availability of at least $11.25 million or upon an election by the Borrowers to increase the inventory component of the borrowing base, requiring the Company to maintain a Fixed Charge Coverage Ratio (FCCR) of not less than 1.00 to 1.00, as of the end of each trailing period of twelve consecutive months commencing with the month prior to the triggering of the covenant. The FCCR (as defined in the Wells Fargo Facility) is the ratio of (a) EBITDA for such period, minus unfinanced capital expenditures made during such period, to (b) the aggregate amount of (i) interest expense required to be paid (other than interest paid-in-kind, amortization of financing fees, and other non-cash interest expense) during such period, (ii) scheduled principal payments (but excluding principal payments relating to outstanding Revolving Loans under the Amended Wells Fargo Facility), (iii) all net federal, state, and local income taxes required to be paid during such period (provided, that any tax refunds received shall be applied to the period in which the cash outlay for such taxes was made), (iv) all restricted payments paid (as defined in the Amended Wells Fargo Facility) during such period, and (v) to the extent not otherwise deducted from EBITDA for such period, all payments required to be made during such period in respect of any funding deficiency or funding shortfall with respect to any pension plan. The FCCR covenant ceases after the Borrowers have been in compliance therewith for two consecutive months.

The Amended Wells Fargo Facility also contains customary non-financial covenants relating to the Company and the Borrowers, including limitations on Borrowers' ability to pay dividends on common stock or preferred stock, and also includes certain events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to other obligations, events of bankruptcy and insolvency, certain ERISA events, judgments in excess of specified amounts, impairments to guarantees and a change of control.

The Company evaluated the Amended Wells Fargo Facility in accordance with the provisions of ASC 470 to determine if the amendment was a modification or an extinguishment of debt and concluded that the amendment was a modification of the original revolving credit facility for accounting purposes. As a result, the Company capitalized an additional $0.9 million of deferred financing costs in connection with the amendment, which, along with the $0.2 million of remaining deferred financing costs of the original revolving facility, is being amortized over the five year term of the Amended Wells Fargo Facility.

The commitments under the Amended Wells Fargo Facility will expire and the full outstanding principal amount of the loans, together with accrued and unpaid interest, are due and payable in full on March 2, 2027, unless the commitments are terminated and the outstanding principal amount of the loans are accelerated sooner following an event of default or in the event of certain other cross-defaults.

Termination of 2022 Term Loan Facility

On March 2, 2022, Hudson Technologies Company ("HTC"), an indirect subsidiary of Hudson Technologies, Inc. (the "Company"), and the Company's subsidiary Hudson Holdings, Inc., as borrowers (collectively, the "Borrowers"), and the Company, as guarantor, became obligated under a Credit Agreement (the "Term Loan Facility") with TCW Asset Management Company LLC, as administrative agent ("Term Loan Agent") and the lender parties thereto (the "Term Loan Lenders").

Under the terms of the Term Loan Facility, the Borrowers immediately borrowed $85 million pursuant to a term loan (the "Term Loan"), which had a maturity date in March 2027. Amounts borrowed under the Term Loan Facility were used by the Borrowers to repay the outstanding principal amount and related fees and expenses under the Prior Term Loan Facility (as defined below) and for other corporate purposes. The Company paid approximately $4.3 million of term loan deferred financing costs.

During the third quarter of 2023, the Company repaid in full the remaining $32.5 million principal balance outstanding under its Term Loan Facility and the FILO Tranche. In conjunction with this payoff, the Company recorded $3.4 million of interest which included a non-cash write off of $3.1 million deferred financing costs and $0.3 million of other expense and fees.

Termination of Prior Term Loan Facility

In conjunction with entry into the new Term Loan Facility as described above, on March 2, 2022 the Company's then-existing term loans, as amended (the "Prior Term Loan Facility"), which had a principal balance of approximately $63.9 million after payment of a $16.0 million excess cash flow amount thereunder, were repaid in full, together with associated required lender fees and expenses of $3.3 million, and the Prior Term Loan Facility was terminated. The termination of the Prior Term Loan Facility constituted an extinguishment of debt, which resulted in the Company recording an additional $4.6 million of interest expense during the first quarter of 2022, which included the aforementioned $3.3 million of prior lender fees and expenses and $1.3 million of pre-existing deferred financing costs from the Prior Term Loan Facility.

The Company was in compliance with all covenants under the Amended Wells Fargo Facility as of December 31, 2023.

The Company's ability to comply with these covenants in future quarters may be affected by events beyond the Company's control, including general economic conditions, weather conditions, regulations and refrigerant pricing. Therefore, the Company cannot make any assurance that it will continue to be in compliance during future periods.

The Company believes that it will be able to satisfy its working capital requirements for the foreseeable future from anticipated cash flows from operations and available funds under the Amended Wells Fargo Facility. Any unanticipated expenses, including, but not limited to, an increase in the cost of refrigerants purchased by the Company, an increase in operating expenses or failure to achieve expected revenues from the Company's RefrigerantSide® Services and/or refrigerant sales or additional expansion or acquisition costs that may arise in the future would adversely affect the Company's future capital needs. There can be no assurance that the Company's proposed or future plans will be successful, and as such, the Company may require additional capital sooner than anticipated, which capital may not be available on acceptable terms, or at all.

CARES Act Loan

On April 23, 2020 the Company received a loan in the amount of $2.475 million from Meridian Bank under the Paycheck Protection Program ("PPP") pursuant to the CARES Act. The loan had a term of two years, was unsecured, and bore interest at a fixed rate of one percent per annum, with the first nine months of principal and interest deferred. As a result of the COVID-19 pandemic, in applying for the loan the Company made a good faith assertion based upon the degree of uncertainty introduced to the capital markets and the industries affecting the Company's customers and the Company's dependency to curtail expenses to fund ongoing operations. The PPP loan proceeds were used in part to help offset payroll costs as stipulated in the legislation. All or a portion of the PPP loan could be forgiven by the U.S. Small Business Administration ("SBA") upon application by the Company and upon documentation of expenditures in accordance with the SBA requirements. Under the CARES Act, loan forgiveness is available for the sum of documented payroll costs and other covered areas, such as rent payments, mortgage interest and utilities, as applicable. During the third quarter of 2021, the Company received forgiveness of the loan from the SBA, resulting in $2.475 million of Other income recorded in the Company's Consolidated Income Statements.

Note 11 — Commitments and contingencies

Rents and operating leases

The Company utilizes leased facilities and operates equipment under non-cancelable operating leases through July 2030. Below is a table of key properties:

Location	Annual Rent	Lease Expiration Date
Baton Rouge, Louisiana	$ 30,000	5/2024
Champaign, Illinois	$609,000	12/2024
Champaign, Illinois (2nd location)	$349,000	9/2026
Charlotte, North Carolina	$ 38,000	5/2025
Escondido, California	$238,000	6/2027
Long Beach, California	$ 28,800	2/2024*
Ontario, California	$174,000	12/2024
Riverside, California	$ 27,000	Month to Month
Rantoul, Illinois	$ 36,000	Month to Month
Smyrna, Georgia	$492,000	7/2030
Stony Point, New York	$118,000	6/2026
Woodcliff Lake, New Jersey	$236,000	8/2027

---

*   Lease was renewed on March 1, 2024.

The Company rents properties and various equipment under operating leases. Operating lease expense for the years ended December 31, 2023, 2022 and 2021 totaled approximately $1.7 million, $2.6 million and $3.1 million. In addition to the properties above, the Company does at times utilize public warehouse space on a month to month basis. The Company typically enters into short-term leases for the facilities and wherever possible extends the expiration date of such leases.

Note 12 — Share-Based Compensation

Share-based compensation represents the cost related to share-based awards, typically stock options or stock grants, granted to employees, non-employees, officers and directors. Share-based compensation is measured at grant date, based on the estimated aggregate fair value of the award on the grant date, and such amount is charged to compensation expense on a straight-line basis over the requisite service period. For the years ended December 31, 2023, 2022 and 2021, the share-based compensation expense of $2.3 million, $0.9 million and $0.5 million, respectively, is reflected in Selling, general and administrative expenses in the consolidated Income Statements.

Share-based awards have historically been made as stock options, and recently also as stock grants, issued pursuant to the terms of the Company's stock option and stock incentive plans, (collectively, the "Plans"), described below. The Plans may be administered by the Board of Directors or the Compensation Committee of the Board or by another committee appointed by the Board from among its members as provided in the

Plans. Presently, the Plans are administered by the Company's Compensation Committee of the Board of Directors. As of December 31, 2023 there were 4,341,463 shares of the Company's common stock available under the Plans for issuance for future stock option grants or other stock based awards.

Stock option awards, which allow the recipient to purchase shares of the Company's common stock at a fixed price, are typically granted at an exercise price equal to the Company's stock price at the date of grant. Typically, the Company's stock option awards have vested from immediately to two years from the grant date and have had a contractual term ranging from three to ten years. Incentive Stock Options ("ISOs") granted under the Plans may not be granted at a price less than the fair market value of the common stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). Nonqualified options granted under the Plans may not be granted at a price less than the fair market value of the common stock. Options granted under the Plans expire not more than ten years from the date of grant (five years in the case of ISOs granted to persons holding 10% or more of the voting stock of the Company).

Effective September 17, 2014, the Company adopted its 2014 Stock Incentive Plan ("2014 Plan") pursuant to which 3,000,000 shares of common stock were reserved for issuance (i) upon the exercise of options, designated as either ISOs under the Code or nonqualified options, or (ii) as stock, deferred stock or other stock-based awards. Incentive Stock Options (ISOs) may be granted under the 2014 Plan to employees and officers of the Company. Non-qualified options, stock, deferred stock or other stock-based awards may be granted to consultants, directors (whether or not they are employees), employees or officers of the Company. Stock appreciation rights may also be issued in tandem with stock options. Unless the 2014 Plan is sooner terminated, the ability to grant options or other awards under the 2014 Plan will expire on September 17, 2024.

Effective June 7, 2018, the Company adopted its 2018 Stock Incentive Plan ("2018 Plan") pursuant to which 4,000,000 shares of common stock were reserved for issuance (i) upon the exercise of options, designated as either ISOs under the Code or nonqualified options, or (ii) as stock, deferred stock or other stock-based awards. ISOs may be granted under the 2018 Plan to employees and officers of the Company. Non-qualified options, stock, deferred stock or other stock-based awards may be granted to consultants, directors (whether or not they are employees), employees or officers of the Company. Stock appreciation rights may also be issued in tandem with stock options. Unless the 2018 Plan is sooner terminated, the ability to grant options or other awards under the 2018 Plan will expire on June 7, 2028.

Effective June 11, 2020, the Company adopted its 2020 Stock Incentive Plan ("2020 Plan") pursuant to which 3,000,000 shares of common stock were reserved for issuance (i) upon the exercise of options, designated as either ISOs under the Code or nonqualified options, or (ii) as stock, deferred stock or other stock-based awards. ISOs may be granted under the 2020 Plan to employees and officers of the Company. Non-qualified options, stock, deferred stock or other stock-based awards may be granted to consultants, directors (whether or not they are employees), employees or officers of the Company. Stock appreciation rights may also be issued in tandem with stock options. Unless the 2020 Plan is sooner terminated, the ability to grant options or other awards under the 2020 Plan will expire on June 11, 2030.

All stock options have been granted to employees and non-employees at exercise prices equal to or in excess of the market value on the date of the grant.

The Company determines the fair value of share-based awards at the grant date by using the Black-Scholes option-pricing model, and has utilized the "simplified" method, as prescribed by the SEC's Staff Accounting Bulletin ("SAB") No.110, Share-Based Payment, to compute expected lives of share based awards. The Company has opted to use the simplified method for stock options because management believes that the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The Company records forfeitures and cancellations as they occur. The following are the weighted-average assumptions:

Year ended December 31,	2023	2022	2021
Assumptions			
Dividend yield	0%	0%	0%
Risk free interest rate	3.69% – 4.89%	1.84% – 4.27%	0.29% – 0.85%
Expected volatility	71.73% – 94%	91% – 94%	90% – 101%
Expected lives	1.5 – 2.0 years	1.5 – 2.75 years	2.5 – 5 years

The expected stock price volatility is based on the implied volatilities from traded options on our stock, historical volatility of our stock and other factors.

A summary of the activity for the Company's Plans for the indicated periods is presented below:

Stock Options and Stock Appreciation Rights	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2020	**5,329,515**	**$ 1.06**
– Cancelled	(133,257)	$ 2.02
– Exercised	(3,076,489)	$ 1.16
– Granted[1]	484,254	$ 1.82
Outstanding at December 31, 2021	**2,604,023**	**$ 1.03**
– Cancelled	(11,781)	$ 3.75
– Exercised	(583,273)	$ 1.15
– Granted[2]	381,181	$ 4.33
Outstanding at December 31, 2022	**2,390,150**	**$ 1.51**
– Cancelled	(48,268)	$ 5.67
– Exercised	(296,973)	$ 2.68
– Granted[3]	602,526	$10.02
Outstanding at December 31, 2023	**2,647,435**	**$ 3.31**

(1) Options to purchase 463,754 shares were granted in 2021, all of which were vested immediately in 2021. In addition, 20,500 stock appreciation rights were granted in December 2021 with a six-month vesting period.

(2) Options to purchase 381,181 shares were granted in 2022, of which options to purchase 40,588 shares vested immediately in 2022 and the remainder vested 50% immediately and 50% one year after the date of the grants.

(3) Options to purchase 584,826 shares were granted in 2023, of which options to purchase 337,727 shares vested immediately in 2023 and the remainder vested 50% immediately and 50% one year after the date of the grants. In addition, 17,700 stock appreciation rights were granted in January 2023 with a six-month vesting period.

The following is the weighted average contractual life in years and the weighted average exercise price at December 31, 2023 and 2022 of:

December 31, 2023	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
Options outstanding and vested	2,400,336	4.47	$2.60

December 31, 2022	Number of Options	Weighted Average Remaining Contractual Life(Years)	Weighted Average Exercise Price
Options outstanding and vested	2,218,799	5.39	$1.33

The intrinsic values of options outstanding at December 31, 2023 and 2022 are $26.9 million and $20.6 million, respectively.

The intrinsic value of options unvested at December 31, 2023 and 2022 are $0.8 million and $1.1 million, respectively. As of December 31, 2023 there was $0.9 million unrecognized share based compensation expense related to non-vested options.

The intrinsic values of options vested and exercised during the years ended December 31, 2023, 2022 and 2021 were as follows:

	2023	2022	2021
Intrinsic value of options vested	$2,886,080	$1,249,506	$1,481,858
Intrinsic value of options exercised	$2,565,056	$4,051,422	$7,088,578

Note 13 — Benefit Plan

The Company maintains a 401(k)-benefit plan for its employees, which generally allows participants to make contributions via salary deductions up to allowable Internal Revenue Service limits on a tax-deferred basis. Such deductions may be matched in part by discretionary contributions by the Company. The matching contributions for 2023, 2022 and 2021 were $561,852, $472,002, and $281,586, respectively.

<p style="text-align: center;">**SIGNATURES**</p>

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDSON TECHNOLOGIES, INC.

By: /s/ Brian F. Coleman

    Brian F. Coleman, Chairman and Chief Executive Officer

Date:

March 14, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Brian F. Coleman Brian F. Coleman	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	March 14, 2024
/s/ Nat Krishnamurti Nat Krishnamurti	Chief Financial Officer (Principal Financial and Accounting Officer)	March 14, 2024
/s/ Vincent P. Abbatecola Vincent P. Abbatecola	Director	March 14, 2024
/s/ Nicole Bulgarino Nicole Bulgarino	Director	March 14, 2024
/s/ Kathleen L. Houghton Kathleen L. Houghton	Director	March 14, 2024
/s/ Loan Mansy Loan Mansy	Director	March 14, 2024
/s/ Richard Parrillo Richard Parrillo	Director	March 14, 2024
/s/ Eric A. Prouty Eric A. Prouty	Director	March 14, 2024

Subsidiaries of the Registrant

Hudson Technologies Company incorporated in the State of Delaware

Hudson Holdings, Inc. incorporated in the State of Nevada

Glacier International, Inc. incorporated in the State of New York

Glacier Trading Corp., incorporated in the State of New York

HFC International, Inc., incorporated in the State of New York

HFC Traders, Inc., incorporated in the State of New York

RGIT Trading Corp., incorporated in the State of New York

RCTI Corp., incorporated in the State of New York

RCTI Trading, Inc., incorporated in the State of New York

RGIT, Inc., incorporated in the State of New York

RGT Enterprises, Inc., incorporated in the State of New York

RCT International, Inc., incorporated in the State of New York

CCNY International, Inc. incorporated in the State of New York

CCNY Traders, Inc. incorporated in the State of New York

CCS Trading, Inc. incorporated in the State of New York

NYCCS Trading Corp. incorporated in the State of New York

RRC International, Inc. incorporated in the State of New York

RRC Technical Corp. incorporated in the State of New York

RRCA Corp. incorporated in the State of New York

RRCA Enterprises, Inc. incorporated in the State of New York

RRI Enterprises, Inc. incorporated in the State of New York

RRI Trading Corp. incorporated in the State of New York

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Hudson Technologies, Inc.
Woodcliff Lake, New Jersey

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333- 269221) and Form S-8 (No. 333-129057, No. 333-164650, No. 333-202955, No. 333-228971 and No. 333-239561) of Hudson Technologies, Inc. (the Company) of our reports dated March 14, 2024 relating to the consolidated financial statements and the effectiveness of the Company's internal control over financial reporting, which appear in this Annual Report on Form 10-K.

/s/ BDO USA, P.C.
Stamford, CT
March 14, 2024

Hudson Technologies, Inc.
Certification of Principal Executive Officer

I, Brian F. Coleman, certify that:

1. I have reviewed this annual report on Form 10-K of Hudson Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2024

/s/ Brian F. Coleman
Brian F. Coleman
Chief Executive Officer and Chairman of the Board

Hudson Technologies, Inc.
Certification of Principal Financial Officer

I, Nat Krishnamurti, certify that:

1. I have reviewed this annual report on Form 10-K of Hudson Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2024

/s/ Nat Krishnamurti
Nat Krishnamurti
Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Hudson Technologies, Inc. (the "Company") on Form 10-K for the period ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Brian F. Coleman, as Chief Executive Officer and Chairman of the Board of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Brian F. Coleman

Brian F. Coleman
Chief Executive Officer and Chairman of the Board

March 14, 2024

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Hudson Technologies, Inc. (the "Company") on Form 10-K for the period ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Nat Krishnamurti, as Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Nat Krishnamurti
Nat Krishnamurti
Chief Financial Officer

March 14, 2024

Exhibit 97

HUDSON TECHNOLOGIES, INC.

CLAWBACK POLICY

The Board of Directors (the "**Board**") of Hudson Technologies, Inc. (the "**Company**") believes that it is in the best interests of the Company and its shareholders to adopt this Clawback Policy (the "**Policy**"), which provides for the recovery of certain incentive compensation in the event of an Accounting Restatement (as defined below). This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), Rule 10D-1 promulgated under the Exchange Act ("**Rule 10D-1**") and Nasdaq Listing Rule 5608 (the "**Listing Standards**").

1. Administration

Except as specifically set forth herein, this Policy shall be administered by the Board or, if so designated by the Board, a committee thereof (the Board or such committee charged with administration of this Policy, the "**Administrator**"). The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In the administration of this Policy, the Administrator is authorized and directed to consult with the full Board or such other committees of the Board, such as the Audit Committee or the Compensation Committee, as may be necessary or appropriate as to matters within the scope of such other committee's responsibility and authority. Subject to any limitation at applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

2. Definitions

As used in this Policy, the following definitions shall apply:

"**Accounting Restatement**" means an accounting restatement of the Company's financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

"**Applicable Period**" means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company's fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year). The "date on which the Company is required to prepare an Accounting Restatement" is the earlier to occur of (a) the date the Board, the Audit Committee or the Chief Financial Officer concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.

"**Covered Executives**" means the Company's current and former executive officers, as determined by the Administrator in accordance with the definition of executive officer set forth in Rule 10D-1 and the Listing Standards, which are defined as follows: the Company's president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company.

"**Erroneously Awarded Compensation**" has the meaning set forth in Section 5 of this Policy.

A "**Financial Reporting Measure**" is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measure that is derived wholly or in part from such measure. Financial Reporting Measures include but are not limited to the following (and any measures derived from the following): Company stock price; total shareholder return ("**TSR**"); revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); earnings before interest, taxes, depreciation and amortization ("**EBITDA**"); funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); sales per square foot or same store sales, where sales is subject to an Accounting Restatement; revenue per user, or average revenue per user, where revenue is subject to an Accounting Restatement; cost per employee, where cost is subject to an Accounting Restatement; any of such financial reporting measures relative to a peer group, where the Company's financial reporting measure is subject to an Accounting Restatement; and tax basis income. A Financial Reporting Measure need not be presented within the Company's financial statements or included in a filing with the Securities Exchange Commission.

"**Incentive-Based Compensation**" means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is "received" for purposes of this Policy in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.

3.   Covered Executives; Incentive-Based Compensation

This Policy applies to Incentive-Based Compensation received by a Covered Executive (a) after beginning services as a Covered Executive; (b) if that person served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation; and (c) while the Company had a listed class of securities on a national securities exchange.

4.   Required Recoupment of Erroneously Awarded Compensation in the Event of an Accounting Restatement

In the event the Company is required to prepare an Accounting Restatement, the Company shall promptly recoup the amount of any Erroneously Awarded Compensation received by any Covered Executive, as calculated pursuant to Section 5 hereof, during the Applicable Period.

5.   Erroneously Awarded Compensation: Amount Subject to Recovery

The amount of "**Erroneously Awarded Compensation**" subject to recovery under the Policy, as determined by the Administrator, is the amount of Incentive-Based Compensation received by the Covered Executive that exceeds the amount of Incentive-Based Compensation that would have been received by the Covered Executive had it been determined based on the restated amounts.

Erroneously Awarded Compensation shall be computed by the Administrator without regard to any taxes paid by the Covered Executive in respect of the Erroneously Awarded Compensation.

By way of example, with respect to any compensation plans or programs that take into account Incentive-Based Compensation, the amount of Erroneously Awarded Compensation subject to recovery hereunder includes, but is not limited to, the amount contributed to any notional account based on Erroneously Awarded Compensation and any earnings accrued to date on that notional amount.

For Incentive-Based Compensation based on stock price or TSR: (a) the Administrator shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received; and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to The Nasdaq Stock Market ("**Nasdaq**").

6.   Method of Recoupment

The Administrator shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation hereunder, which may include without limitation (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder and (e) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Administrator may affect recovery under this Policy from any amount otherwise payable to the Covered Executive, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Covered Executive.

The Company is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless the Compensation Committee of the Board has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:

- The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Administrator must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover and provide that documentation to Nasdaq;

- Recovery would violate home country law of the issuer where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law of the issuer, the Administrator must satisfy the applicable opinion and disclosure requirements of Rule 10D-1 and the Listing Standards; or

- Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

7. No Indemnification of Covered Executives

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, the Company shall not indemnify any Covered Executives against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential clawback obligations under this Policy.

8. Administrator Indemnification

Any members of the Administrator, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

9. Effective Date; Retroactive Application

This Policy shall be effective as of October 2, 2023 (the "**Effective Date**"). The terms of this Policy shall apply to any Incentive-Based Compensation that is received by Covered Executives on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to Covered Executives prior to the Effective Date. Without limiting the generality of Section 6 hereof, and subject to applicable law, the Administrator may affect recovery under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Covered Executive prior to, on or after the Effective Date.

10. Amendment; Termination

The Board may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which the Company's securities are listed.

11. Other Recoupment Rights; Company Claims

The Board intends that this Policy shall be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Executive arising out of or resulting from any actions or omissions by the Covered Executive.

12. Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

13. Exhibit Filing Requirement

A copy of this Policy and any amendments thereto shall be posted on the Company's website and filed as an exhibit to the Company's annual report on Form 10-K.